SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Conservative Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
COMMON STOCK — 25.9%		
Aerospace/Defense — 0.7%		
Boeing	158	$ 16,588
Rockwell Collins	250	18,260
Total Aerospace/Defense		34,848
Aerospace/Defense-Equipment — 0.2%		
Alliant Techsystems*	100	10,930
DRS Technologies	10	551
Goodrich	5	341
Total Aerospace/Defense-Equipment		11,822
Agricultural Chemicals — 0.4%		
Agrium	50	2,719
Monsanto	220	18,863
Total Agricultural Chemicals		21,582
Agricultural Operations — 0.1%		
Archer-Daniels-Midland	70	2,316
Tejon Ranch*	6	248
Total Agricultural Operations		2,564
Airlines — 0.1%		
AMR*	150	3,344
Delta Air Lines*	20	359
UAL*	6	279
US Airways Group*	13	341
Total Airlines		4,323
Applications Software — 0.2%		
Citrix Systems*	20	806
Intuit*	25	758
Microsoft	345	10,164
Red Hat*	60	1,192
Total Applications Software		12,920
Auto-Cars/Light Trucks — 0.1%		
Ford Motor*	279	2,369
General Motors	52	1,908
Total Auto-Cars/Light Trucks		4,277
Beverages-Non-Alcoholic — 0.0%		
Coca-Cola	30	1,724
Total Beverages-Non-Alcoholic		1,724
Brewery — 0.2%		
Molson Coors Brewing, Cl B	100	9,967
Total Brewery		9,967
Broadcast Services/Programming — 0.0%		
Clear Channel Communications	1	37
Total Broadcast Services/Programming		37
Building Products-Cement/Aggregate — 0.1%		
Martin Marietta Materials	20	2,671
Total Building Products-Cement/Aggregate		2,671

Description	Shares	Value
Building-Heavy Construction — 0.0%		
Washington Group International*	4	$ 351
Total Building-Heavy Construction		351
Cable TV — 0.1%		
Comcast, Cl A*	14	339
Comcast, Special Cl A*	170	4,073
DIRECTV Group*	137	3,326
Total Cable TV		7,738
Casino Hotels — 0.2%		
MGM Mirage*	145	12,969
Total Casino Hotels		12,969
Casino Services — 0.0%		
International Game Technology	50	2,155
Total Casino Services		2,155
Cellular Telecommunications — 0.6%		
Alltel	1	69
MetroPCS Communications*	235	6,411
NII Holdings*	300	24,645
Total Cellular Telecommunications		31,125
Chemicals-Diversified — 0.3%		
Celanese, Ser A	200	7,796
Dow Chemical	8	345
E.I. du Pont de Nemours	107	5,303
Lyondell Chemical	20	927
PPG Industries	8	604
Total Chemicals-Diversified		14,975
Chemicals-Specialty — 0.1%		
Lubrizol	100	6,506
Total Chemicals-Specialty		6,506
Coal — 0.1%		
Arch Coal	20	675
Consol Energy	100	4,660
Peabody Energy	45	2,154
Total Coal		7,489
Commercial Services — 0.0%		
Alliance Data Systems*	6	465
Total Commercial Services		465
Commercial Services-Finance — 0.0%		
Western Union	48	1,006
Total Commercial Services-Finance		1,006
Communications Software — 0.0%		
Avid Technology*	13	352
Total Communications Software		352
Computers — 1.1%		
Apple*	170	26,102
Dell*	50	1,380

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Conservative Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
Computers — continued		
Hewlett-Packard	333	$ 16,580
Research In Motion*	120	11,826
Sun Microsystems*	40	224
Total Computers		56,112
Computers-Memory Devices — 0.3%		
EMC*	680	14,144
Total Computers-Memory Devices		14,144
Containers-Metal/Glass — 0.3%		
Crown Holdings*	200	4,552
Owens-Illinois*	250	10,362
Total Containers-Metal/Glass		14,914
Containers-Paper/Plastic — 0.0%		
Pactiv*	8	229
Sealed Air	23	588
Total Containers-Paper/Plastic		817
Cruise Lines — 0.1%		
Carnival	77	3,729
Total Cruise Lines		3,729
Data Processing/Management — 0.0%		
Automatic Data Processing	40	1,837
Fiserv*	7	356
Total Data Processing/Management		2,193
Dental Supplies & Equipment — 0.0%		
Patterson*	10	386
Total Dental Supplies & Equipment		386
Diagnostic Equipment — 0.0%		
Gen-Probe*	25	1,665
Total Diagnostic Equipment		1,665
Dialysis Centers — 0.0%		
DaVita*	5	316
Total Dialysis Centers		316
Distribution/Wholesale — 0.1%		
Fastenal	50	2,270
LKQ*	55	1,915
Total Distribution/Wholesale		4,185
Diversified Manufacturing Operations — 0.7%		
3M	62	5,802
Dover	96	4,891
General Electric	220	9,108
Honeywell International	94	5,590
Illinois Tool Works	84	5,010
Textron	100	6,221
Tyco International	20	887
Total Diversified Manufacturing Operations		37,509

Description	Shares	Value
Drug Delivery Systems — 0.0%		
Hospira*	55	$ 2,280
Total Drug Delivery Systems		2,280
E-Commerce/Services — 0.0%		
Expedia*	21	669
Liberty Media - Interactive, Cl A*	47	903
Total E-Commerce/Services		1,572
Electric Products-Miscellaneous — 0.1%		
Emerson Electric	57	3,034
Total Electric Products-Miscellaneous		3,034
Electric-Integrated — 0.7%		
Centerpoint Energy	550	8,816
Dominion Resources	35	2,951
DTE Energy	150	7,266
Duke Energy	119	2,224
Edison International	72	3,992
Entergy	44	4,765
PPL	200	9,260
TXU	2	137
Total Electric-Integrated		39,411
Electronic Components-Miscellaneous — 0.1%		
Flextronics International*	30	335
Tyco Electronics	72	2,551
Total Electronic Components-Miscellaneous		2,886
Electronic Components-Semiconductors — 0.8%		
Broadcom, Cl A*	320	11,661
DSP Group*	47	744
Fairchild Semiconductor International*	5	93
Intel	5	129
Intersil, Cl A	65	2,173
Microchip Technology	40	1,453
Micron Technology*	30	333
NVIDIA*	679	24,607
QLogic*	50	672
Semtech*	20	410
SiRF Technology Holdings*	25	534
Texas Instruments	25	915
Total Electronic Components-Semiconductors		43,724
Electronic Forms — 0.2%		
Adobe Systems*	235	10,260
Total Electronic Forms		10,260
Electronic Measuring Instruments — 0.1%		
Agilent Technologies*	200	7,376
Total Electronic Measuring Instruments		7,376
Electronic Parts Distribution — 0.1%		
Arrow Electronics*	100	4,252
Total Electronic Parts Distribution		4,252

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Conservative Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
Electronics-Military — 0.0%		
L-3 Communications Holdings	19	$ 1,941
Total Electronics-Military		1,941
Energy-Alternate Sources — 0.1%		
Covanta Holding*	200	4,902
Total Energy-Alternate Sources		4,902
Engineering/R&D Services — 0.3%		
Fluor	53	7,631
McDermott International*	195	10,546
Total Engineering/R&D Services		18,177
Engines-Internal Combustion — 0.2%		
Cummins	80	10,231
Total Engines-Internal Combustion		10,231
Enterprise Software/Services — 0.5%		
BMC Software*	300	9,369
Oracle*	410	8,876
Sybase*	300	6,939
Total Enterprise Software/Services		25,184
Entertainment Software — 0.1%		
Activision*	170	3,670
Electronic Arts*	5	280
Total Entertainment Software		3,950
Fiduciary Banks — 0.3%		
Bank of New York Mellon	133	5,871
Northern Trust	100	6,627
State Street	40	2,726
Total Fiduciary Banks		15,224
Filtration/Separation Products — 0.1%		
Pall	150	5,835
Total Filtration/Separation Products		5,835
Finance-Commercial — 0.0%		
CIT Group	4	161
Total Finance-Commercial		161
Finance-Consumer Loans — 0.1%		
SLM	80	3,974
Total Finance-Consumer Loans		3,974
Finance-Credit Card — 0.1%		
American Express	50	2,969
Discover Financial Services*	15	312
Total Finance-Credit Card		3,281
Finance-Investment Banker/Broker — 0.5%		
Bear Stearns	17	2,088
Charles Schwab	117	2,527
Citigroup	87	4,060
Greenhill	10	610
JPMorgan Chase	146	6,690
Knight Capital Group, Cl A*	20	239
Lehman Brothers Holdings	130	8,025

Description	Shares	Value
Finance-Investment Banker/Broker — continued		
MF Global*	10	$ 290
optionsXpress Holdings	34	889
Total Finance-Investment Banker/Broker		25,418
Finance-Mortgage Loan/Banker — 0.0%		
Freddie Mac	30	1,770
Total Finance-Mortgage Loan/Banker		1,770
Finance-Other Services — 0.1%		
Asset Acceptance Capital	40	464
NASDAQ Stock Market*	65	2,449
Total Finance-Other Services		2,913
Financial Guarantee Insurance — 0.0%		
AMBAC Financial Group	20	1,258
Total Financial Guarantee Insurance		1,258
Food-Dairy Products — 0.0%		
Dean Foods	50	1,279
Total Food-Dairy Products		1,279
Food-Meat Products — 0.1%		
Tyson Foods, Cl A	141	2,517
Total Food-Meat Products		2,517
Food-Miscellaneous/Diversified — 0.2%		
Kraft Foods, Cl A	47	1,622
Sara Lee	550	9,179
Total Food-Miscellaneous/Diversified		10,801
Food-Retail — 0.0%		
Kroger	27	770
Total Food-Retail		770
Food-Wholesale/Distribution — 0.0%		
United Natural Foods*	25	681
Total Food-Wholesale/Distribution		681
Forestry — 0.1%		
Plum Creek Timber	150	6,714
Total Forestry		6,714
Gas-Distribution — 0.0%		
WGL Holdings	15	508
Total Gas-Distribution		508
Hazardous Waste Disposal — 0.1%		
Stericycle*	70	4,001
Total Hazardous Waste Disposal		4,001
Health Care Cost Containment — 0.1%		
McKesson	64	3,763
Total Health Care Cost Containment		3,763

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Conservative Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
Hospital Beds/Equipment — 0.1%		
Kinetic Concepts*	100	$ 5,628
Total Hospital Beds/Equipment		5,628
Hotels & Motels — 0.1%		
Hilton Hotels	1	47
Marriott International, Cl A	60	2,608
Wyndham Worldwide	20	655
Total Hotels & Motels		3,310
Human Resources — 0.3%		
Hewitt Associates, Cl A*	324	11,356
Manpower	50	3,217
Monster Worldwide*	80	2,725
Total Human Resources		17,298
Independent Power Producer — 0.0%		
Calpine*	80	121
Mirant*	16	651
Reliant Energy*	10	256
Total Independent Power Producer		1,028
Industrial Automation/Robot — 0.1%		
Cognex	20	355
Rockwell Automation	100	6,951
Total Industrial Automation/Robot		7,306
Industrial Gases — 0.3%		
Praxair	210	17,590
Total Industrial Gases		17,590
Instruments-Scientific — 0.2%		
PerkinElmer	400	11,684
Total Instruments-Scientific		11,684
Insurance Brokers — 0.0%		
Marsh & McLennan	60	1,530
Total Insurance Brokers		1,530
Internet Content-Information/News — 0.0%		
Baidu.com ADR*	5	1,448
Total Internet Content-Information/News		1,448
Internet Infrastructure Software — 0.0%		
F5 Networks*	60	2,231
Total Internet Infrastructure Software		2,231
Internet Security — 0.1%		
Checkfree*	4	186
Symantec*	150	2,907
Total Internet Security		3,093
Investment Companies — 0.0%		
KKR Financial Holdings	14	236
Total Investment Companies		236
Investment Management/Advisory Services — 0.2%		
Franklin Resources	45	5,737

Description	Shares	Value
Investment Management/Advisory Services — continued		
T Rowe Price Group	40	$ 2,228
Total Investment Management/Advisory Services		7,965
Life/Health Insurance — 0.2%		
Cigna	150	7,994
Total Life/Health Insurance		7,994
Linen Supply & Related Items — 0.0%		
Cintas	12	445
Total Linen Supply & Related Items		445
Machine Tools & Related Products — 0.2%		
Kennametal	100	8,398
Total Machine Tools & Related Products		8,398
Machinery-Construction & Mining — 0.1%		
Terex*	67	5,964
Total Machinery-Construction & Mining		5,964
Machinery-Farm — 0.1%		
Deere	30	4,453
Total Machinery-Farm		4,453
Machinery-General Industry — 0.1%		
Manitowoc	80	3,542
Wabtec	80	2,997
Total Machinery-General Industry		6,539
Machinery-Print Trade — 0.0%		
Zebra Technologies, Cl A*	6	219
Total Machinery-Print Trade		219
Medical Information Systems — 0.2%		
Cerner*	160	9,570
IMS Health	25	766
Total Medical Information Systems		10,336
Medical Instruments — 0.2%		
Intuitive Surgical*	20	4,600
Medtronic	60	3,385
Total Medical Instruments		7,985
Medical Labs & Testing Services — 0.2%		
Covance*	20	1,558
Laboratory Corp of America Holdings*	100	7,823
MDS	10	215
Quest Diagnostics	6	347
Total Medical Labs & Testing Services		9,943
Medical Products — 0.1%		
Baxter International	64	3,602
Covidien*	11	457
Henry Schein*	55	3,346
Total Medical Products		7,405

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Conservative Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
Medical-Biomedical/Genetic — 0.1%		
Celgene*	55	3,922
Medical-Biomedical/Genetic — continued		
Invitrogen*	5	$ 409
Total Medical-Biomedical/Genetic		4,331
Medical-Drugs — 0.7%		
Angiotech Pharmaceuticals*	110	690
Bristol-Myers Squibb	131	3,775
Forest Laboratories*	12	447
Pfizer	378	9,235
Schering-Plough	485	15,341
Wyeth	130	5,791
Total Medical-Drugs		35,279
Medical-HMO — 0.2%		
Humana*	9	629
Magellan Health Services*	8	325
UnitedHealth Group	73	3,535
WellPoint*	66	5,209
Total Medical-HMO		9,698
Medical-Hospitals — 0.1%		
Universal Health Services, Cl B	100	5,442
Total Medical-Hospitals		5,442
Medical-Outpatient/Home Medical — 0.0%		
Lincare Holdings*	30	1,100
Total Medical-Outpatient/Home Medical		1,100
Medical-Wholesale Drug Distributors — 0.2%		
AmerisourceBergen	193	8,749
Cardinal Health	18	1,125
Total Medical-Wholesale Drug Distributors		9,874
Metal Processors & Fabricators — 0.2%		
Commercial Metals	100	3,165
Haynes International*	4	342
Precision Castparts	35	5,179
Sterlite Industries ADR*	230	4,255
Total Metal Processors & Fabricators		12,941
Metal-Aluminum — 0.0%		
Alcoa	40	1,565
Total Metal-Aluminum		1,565
Motion Pictures & Services — 0.0%		
Macrovision*	30	739
Total Motion Pictures & Services		739
Multi-Line Insurance — 0.5%		
Allstate	44	2,516
American International Group	60	4,059
Cincinnati Financial	150	6,496
Hartford Financial Services Group	31	2,869
Loews	71	3,433
MetLife	57	3,975

Description	Shares	Value
XL Capital, Cl A	69	5,465
Total Multi-Line Insurance		28,813
Multimedia — 0.0%		
Walt Disney	1	$ 34
Total Multimedia		34
Networking Products — 0.4%		
Cisco Systems*	590	19,535
Juniper Networks*	90	3,295
Total Networking Products		22,830
Non-Ferrous Metals — 0.2%		
Cameco	195	9,017
Total Non-Ferrous Metals		9,017
Non-Hazardous Waste Disposal — 0.1%		
Allied Waste Industries*	340	4,335
Waste Management	70	2,642
Total Non-Hazardous Waste Disposal		6,977
Office Automation & Equipment — 0.0%		
Pitney Bowes	43	1,953
Total Office Automation & Equipment		1,953
Oil & Gas Drilling — 0.1%		
Diamond Offshore Drilling	20	2,266
Rowan	10	366
Total Oil & Gas Drilling		2,632
Oil Companies-Exploration & Production — 0.6%		
Denbury Resources*	40	1,788
EnCana	65	4,020
Murphy Oil	15	1,048
Newfield Exploration*	100	4,816
Occidental Petroleum	94	6,024
Southwestern Energy*	225	9,416
Ultra Petroleum*	35	2,171
Total Oil Companies-Exploration & Production		29,283
Oil Companies-Integrated — 0.7%		
Chevron	37	3,462
ConocoPhillips	70	6,144
Exxon Mobil	198	18,327
Hess	100	6,653
Marathon Oil	38	2,167
Total Oil Companies-Integrated		36,753
Oil Field Machinery & Equipment — 0.2%		
FMC Technologies*	35	2,018
Grant Prideco*	45	2,453
National Oilwell Varco*	40	5,780
Total Oil Field Machinery & Equipment		10,251
Oil Refining & Marketing — 0.1%		
Tesoro	100	4,602
Total Oil Refining & Marketing		4,602

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Conservative Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
Oil-Field Services — 0.4%		
Exterran Holdings*	9	723
Helix Energy Solutions Group*	60	2,548
Oil-Field Services — continued		
Schlumberger	175	$ 18,375
Total Oil-Field Services		21,646
Paper & Related Products — 0.1%		
Abitibi-Consolidated*	280	490
Domtar*	500	4,100
MeadWestvaco	7	207
Smurfit-Stone Container*	40	467
Total Paper & Related Products		5,264
Pharmacy Services — 0.1%		
Medco Health Solutions*	40	3,616
Omnicare	10	331
Total Pharmacy Services		3,947
Physical Practice Management — 0.1%		
Pediatrix Medical Group*	100	6,542
Total Physical Practice Management		6,542
Pipelines — 0.4%		
El Paso	284	4,819
Oneok	200	9,480
Questar	100	5,253
Spectra Energy	93	2,277
Total Pipelines		21,829
Platinum — 0.0%		
Stillwater Mining*	30	309
Total Platinum		309
Printing-Commercial — 0.1%		
RR Donnelley & Sons	166	6,069
Valassis Communications*	40	357
Total Printing-Commercial		6,426
Property/Casualty Insurance — 0.4%		
Arch Capital Group*	100	7,441
Safeco	100	6,122
Travelers	72	3,624
WR Berkley	200	5,926
Total Property/Casualty Insurance		23,113
Publishing-Books — 0.0%		
Scholastic*	3	105
Total Publishing-Books		105
Publishing-Newspapers — 0.0%		
Gannett	31	1,355
Total Publishing-Newspapers		1,355
Quarrying — 0.0%		
Vulcan Materials	1	89
Total Quarrying		89

Description	Shares	Value
Real Estate Management/Services — 0.1%		
CB Richard Ellis Group, Cl A*	165	4,594
Total Real Estate Management/Services		4,594
Real Estate Operation/Development — 0.0%		
St. Joe	10	$ 336
Total Real Estate Operation/Development		336
Recreational Centers — 0.0%		
Life Time Fitness*	35	2,147
Total Recreational Centers		2,147
Reinsurance — 0.6%		
Allied World Assurance Holdings	7	363
Aspen Insurance Holdings	40	1,117
Berkshire Hathaway, Cl B*	1	3,952
Everest Re Group	5	551
Montpelier Re Holdings	50	885
PartnerRe	200	15,798
RenaissanceRe Holdings	100	6,541
Validus Holdings*	19	461
Total Reinsurance		29,668
REITs-Diversified — 0.0%		
CapitalSource	22	445
Total REITs-Diversified		445
REITs-Mortgage — 0.0%		
Annaly Capital Management	26	414
Total REITs-Mortgage		414
REITs-Office Property — 0.1%		
Boston Properties	50	5,195
Total REITs-Office Property		5,195
Rental Auto/Equipment — 0.0%		
Avis Budget Group*	15	343
RSC Holdings*	26	427
Total Rental Auto/Equipment		770
Retail-Apparel/Shoe — 0.3%		
Abercrombie & Fitch, Cl A	85	6,859
Men's Wearhouse	150	7,578
Total Retail-Apparel/Shoe		14,437
Retail-Building Products — 0.0%		
Home Depot	35	1,135
Total Retail-Building Products		1,135
Retail-Computer Equipment — 0.1%		
GameStop, Cl A*	120	6,762
Total Retail-Computer Equipment		6,762
Retail-Discount — 0.1%		
Wal-Mart Stores	80	3,492
Total Retail-Discount		3,492

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Conservative Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
Retail-Drug Store — 0.4%		
CVS Caremark	365	14,465
Rite Aid*	1,000	4,620
Retail-Drug Store — continued		
Walgreen	90	$ 4,252
Total Retail-Drug Store		23,337
Retail-Major Department Store — 0.1%		
JC Penney	90	5,703
Total Retail-Major Department Store		5,703
Retail-Office Supplies — 0.0%		
Office Depot*	6	124
OfficeMax	10	342
Total Retail-Office Supplies		466
Retail-Pet Food & Supplies — 0.1%		
PetSmart	85	2,712
Total Retail-Pet Food & Supplies		2,712
Retail-Sporting Goods — 0.0%		
Dick's Sporting Goods*	30	2,015
Total Retail-Sporting Goods		2,015
S&L/Thrifts-Western US — 0.2%		
Washington Federal	350	9,191
Total S&L/Thrifts-Western US		9,191
Schools — 0.1%		
ITT Educational Services*	25	3,042
Total Schools		3,042
Semiconductor Components-Integrated Circuits — 0.3%		
Cypress Semiconductor*	10	292
Marvell Technology Group*	220	3,602
Maxim Integrated Products	389	11,417
Total Semiconductor Components-Integrated Circuits		15,311
Semiconductor Equipment — 0.1%		
Applied Materials	50	1,035
Novellus Systems*	10	273
Varian Semiconductor Equipment Associates*	50	2,676
Total Semiconductor Equipment		3,984
Software Tools — 0.0%		
VMware, Cl A*	5	425
Total Software Tools		425
Steel-Producers — 0.0%		
Nucor	23	1,368
Total Steel-Producers		1,368
Steel-Specialty — 0.2%		
Allegheny Technologies	105	11,545
Total Steel-Specialty		11,545

Description	Shares	Value
Super-Regional Banks-US — 0.2%		
Bank of America	94	4,725
Capital One Financial	83	5,514
Super-Regional Banks-US — continued		
Wells Fargo	79	$ 2,814
Total Super-Regional Banks-US		13,053
Telecommunications Equipment-Fiber Optics — 0.0%		
JDS Uniphase*	40	598
Total Telecommunications Equipment-Fiber Optics		598
Telecommunications Services — 0.4%		
Amdocs*	160	5,950
Embarq	200	11,120
Time Warner Telecom, Cl A*	130	2,856
Total Telecommunications Services		19,926
Telephone-Integrated — 0.3%		
AT&T	233	9,858
Level 3 Communications*	130	604
Verizon Communications	124	5,491
Total Telephone-Integrated		15,953
Textile-Home Furnishings — 0.1%		
Mohawk Industries*	50	4,065
Total Textile-Home Furnishings		4,065
Therapeutics — 0.3%		
Gilead Sciences*	305	12,465
ImClone Systems*	6	248
Medicines*	56	998
Warner Chilcott, Cl A*	25	444
Total Therapeutics		14,155
Tobacco — 0.3%		
Altria Group	96	6,675
Imperial Tobacco Group ADR	60	5,505
UST	53	2,629
Total Tobacco		14,809
Tools-Hand Held — 0.1%		
Stanley Works	62	3,480
Total Tools-Hand Held		3,480
Transport-Marine — 0.1%		
Overseas Shipholding Group	50	3,842
Total Transport-Marine		3,842
Transport-Rail — 0.2%		
Burlington Northern Santa Fe	38	3,084
Canadian Pacific Railway	100	7,029
CSX	50	2,137
Union Pacific	1	113
Total Transport-Rail		12,363
Transport-Services — 0.1%		
Expeditors International Washington	45	2,128

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Conservative Portfolio

September 30, 2007 (Unaudited)

Description	Shares/ Face Amount	Value
FedEx	6	629
Total Transport-Services		2,757
Veterinary Diagnostics — 0.0%		
VCA Antech*	40	$ 1,670
Total Veterinary Diagnostics		1,670
Vitamins & Nutrition Products — 0.1%		
Herbalife	65	2,955
Total Vitamins & Nutrition Products		2,955
Web Hosting/Design — 0.1%		
Equinix*	30	2,661
Total Web Hosting/Design		2,661
Web Portals/ISP — 0.4%		
Google, Cl A*	32	18,153
Sina*	25	1,196
Total Web Portals/ISP		19,349
Wireless Equipment — 0.4%		
American Tower, Cl A*	405	17,633
Nokia ADR	90	3,414
RF Micro Devices*	30	202
Total Wireless Equipment		21,249
Total Common Stock (Cost $1,223,657)		1,374,030
U.S. TREASURY OBLIGATIONS — 19.8%		
U.S. Treasury Notes		
4.875%, 08/15/2009	$ 130,000	132,092
4.875%, 07/31/2011	380,000	390,064
4.750%, 05/15/2014	155,000	158,488
4.750%, 08/15/2017	80,000	81,100
4.750%, 02/15/2037	10,000	9,865
4.625%, 11/15/2009	250,000	253,242
4.125%, 08/31/2012	25,000	24,906
Total U.S. Treasury Obligations (Cost $1,034,222)		1,049,757
U.S. GOVERNMENT AGENCY OBLIGATIONS — 18.3%		
Federal National Mortgage Association		
6.000%, 01/01/2037	234,034	234,424
5.500%, 01/01/2037	497,484	487,370
5.000%, 05/01/2037	261,842	249,764
Total U.S. Government Obligations (Cost $982,240)		971,558
CORPORATE BONDS — 17.2%		
Advanta Capital Trust, Ser B 8.990%, 12/17/2026	11,000	9,900
Ahern Rentals 9.250%, 08/15/2013	8,000	7,700
Alliance One 11.000%, 05/15/2012	11,000	11,687
Apache 5.250%, 04/15/2013	30,000	29,833

Description	Face Amount	Value
CORPORATE BONDS — CONTINUED		
Aramark Services (A) 8.856%, 02/01/2015	$ 7,000	$ 7,070
Astrazeneca 6.450%, 09/15/2037	5,000	5,184
AstraZeneca 5.400%, 09/15/2012	30,000	30,236
Bank One 5.900%, 11/15/2011	85,000	86,540
Belden CDT 144A 7.000%, 03/15/2017	7,000	6,930
Cascades 7.250%, 02/15/2013	15,000	14,700
Citizens Communications 9.000%, 08/15/2031	7,000	7,105
Coleman Cable 144A 9.875%, 10/01/2012	11,000	10,698
Comcast 5.300%, 01/15/2014	85,000	82,524
Deluxe, Ser B 3.500%, 10/01/2007	15,000	15,000
Denbury Resources 7.500%, 04/01/2013	11,000	11,247
Dex Media East 12.125%, 11/15/2012	7,000	7,473
D.R. Horton 7.875%, 08/15/2011	5,000	4,901
Echostar DBS 6.625%, 10/01/2014	15,000	15,075
ERP Operating 5.125%, 03/15/2016	85,000	78,776
Ford Motor Credit 7.375%, 10/28/2009	15,000	14,708
General Mills 5.650%, 09/10/2012	20,000	20,178
GMAC 7.000%, 02/01/2012	15,000	14,241
Goldman Sachs Group 6.750%, 10/01/2037	5,000	5,025
Hilton Hotels 7.500%, 12/15/2017	13,000	15,576
Ikon Office Solutions 7.750%, 09/15/2015	11,000	11,055
Kansas City Southern 9.500%, 10/01/2008	7,000	7,149
Landry's Restaurants, Ser B 7.500%, 12/15/2014	12,000	11,940
Lehman Brothers Holdings, MTN 6.200%, 09/26/2014	5,000	5,020
Marathon Oil 6.600%, 10/01/2037	5,000	5,162
MasTec 7.625%, 02/01/2017	7,000	6,808
Neenah Paper 7.375%, 11/15/2014	12,000	11,580
Neff 10.000%, 06/01/2015	7,000	4,970
Norampac 6.750%, 06/01/2013	15,000	14,325
PepsiCo 5.150%, 05/15/2012	5,000	5,051
PSEG Power 7.750%, 04/15/2011	85,000	91,016

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Conservative Portfolio
September 30, 2007 (Unaudited)

Description	Face Amount/ Shares		Value
CORPORATE BONDS — CONTINUED			
Pulte Homes			
7.875%, 08/01/2011	$ 11,000	$	10,532
Qwest			
8.875%, 03/15/2012	15,000		16,369
R.H. Donelley, Ser A-3			
8.875%, 01/15/2016	8,000		8,150
Residential Capital 144A(A)			
8.190%, 04/17/2009	16,000		11,200
Rogers Communications			
8.000%, 12/15/2012	15,000		15,697
Saint Acqusition 144A(A)			
13.308%, 05/15/2015	5,000		3,400
SBC Communications			
5.100%, 09/15/2014	85,000		82,251
Starbucks			
6.250%, 08/15/2017	15,000		15,131
Stater Brothers Holdings			
7.750%, 04/15/2015	11,000		10,890
Tesoro 144A			
6.500%, 06/01/2017	11,000		10,917
True Temper Sports			
8.375%, 09/15/2011	10,000		5,500
Tyco Electronics 144A			
6.550%, 10/01/2017	5,000		5,062
Uno Restaurant 144A			
10.000%, 02/15/2011	3,000		2,400
Valassis Communication			
8.250%, 03/01/2015	11,000		9,570
Weatherford International 144A			
5.950%, 06/15/2012	5,000		5,098
Xerox Capital Trust I			
8.000%, 02/01/2027	11,000		11,097
Total Corporate Bonds			
(Cost $922,047)			909,647
FOREIGN COMMON STOCK — 7.5%			
Australia — 0.7%			
BHP Billiton	536		20,933
Caltex Australia	51		1,064
Leighton Holdings	358		16,281
Total Australia			38,278
Austria — 0.2%			
Voestalpine	127		10,980
Total Austria			10,980
Canada — 0.3%			
Manulife Financial	200		8,248
Methanex	400		10,068
Total Canada			18,316
Denmark — 0.2%			
Danske Bank	200		8,134
Total Denmark			8,134
France — 0.5%			
BNP Paribas	118		12,913
Camaieu	34		15,110

Description	Shares		Value
France — continued			
Societe Generale	5	$	841
Total France			28,864
Germany — 0.8%			
Allianz SE	65		15,140
Deutsche Bank	92		11,821
Salzgitter	39		7,643
Siemens	55		7,543
Total Germany			42,147
Hong Kong — 0.0%			
Regal Hotels International Holdings	4,000		303
Total Hong Kong			303
Italy — 0.3%			
Fiat	483		14,590
Total Italy			14,590
Japan — 1.9%			
Alpine Electronics	300		4,408
Central Japan Railway	1		10,602
Daiichikosho	700		7,809
Inui Steamship	200		4,145
Kobayashi Pharmaceutical	100		3,545
Kohnan Shoji	700		8,843
Nippon Mining Holdings	1,000		9,972
Nippon Steel	1,000		7,169
NTT Data	1		4,444
Pacific Management	3		3,709
Shinwa Kaiun Kaisha	1,000		10,330
Sumitomo Pipe & Tube	1,000		7,678
Toyota Motor	300		17,553
Total Japan			100,207
Netherlands — 0.4%			
Royal Dutch Shell, Cl A	501		20,640
Total Netherlands			20,640
New Zealand — 0.2%			
Air New Zealand	4,450		8,291
Total New Zealand			8,291
Norway — 0.0%			
Norsk Hydro	50		2,173
Total Norway			2,173
Spain — 0.5%			
Banco Bilbao Vizcaya Argentaria	512		12,009
Banco Santander Central Hispano	729		14,197
Total Spain			26,206
Sweden — 0.4%			
Skandinaviska Enskilda Banken, Cl A	300		9,751

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Conservative Portfolio

September 30, 2007 (Unaudited)

Description	Shares/Face Amount	Value
Sweden — continued		
Volvo, Cl B	602	$ 10,452
Total Sweden		20,203
Switzerland — 0.2%		
Credit Suisse Group	129	8,576
Total Switzerland		8,576
United Kingdom — 0.9%		
AstraZeneca	231	11,563
BT Group	1,979	12,418
CSR*	73	963
Reckitt Benckiser	225	13,192
Royal Bank of Scotland Group	1,056	11,395
Total United Kingdom		49,531
Total Foreign Common Stock (Cost $370,146)		397,439
FOREIGN BOND — 8.6%		
Deutschland Republic, Ser 3 (EUR) 4.500%, 01/04/2013	315,500	456,350
Total Foreign Bond (Cost $421,003)		456,350
MORTGAGE RELATED — 0.2%		
Chase Issuance Trust, Ser 2007-A15, Cl A 4.960%, 09/17/2012	$ 10,000	9,999
Total Mortgage Related (Cost $9,999)		9,999
MONEY MARKET FUND — 2.8%		
Evergreen Select Money Market Fund, Institutional Class, 5.250% (B)	148,561	148,561
Total Money Market Fund (Cost $148,561)		148,561
Total Investments — 100.3% † (Cost $5,111,875)		5,317,341
Other Assets and Liabilities, Net — (0.3%)		(14,947)
Total Net Assets — 100.0%		$ 5,302,394

* Non-income producing security.
(A) — Variable rate security — the rate reported represents the rate as of September 30, 2007.
(B) — The rate reported on the Schedule of Investments represents the 7-day effective yield as of September 30, 2007.
144A — Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration normally to qualified institutions. On September 30, 2007, the value of these securities amounted to $55,705, representing 1.05% of the net assets of the Fund.
ADR — American Depositary Receipt
Cl — Class
DBS — Direct Broadcast Satellite
EUR — Euro
HMO — Health Maintenance Organization
ISP — Internet Service Provider
MTN — Medium Term Note
R&D — Research and Development
REITs — Real Estate Investment Trusts
S&L — Savings and Loan
Ser — Series
† At September 30, 2007, the tax basis cost of the Fund's investments was $5,111,875, and the unrealized appreciation and depreciation were $289,373 and $(83,907), respectively.
For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Conservative Portfolio
September 30, 2007 (Unaudited)

As of September 30, 2007, the Fund had the following forward foreign currency contract outstanding:

Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Depreciation
12/11/2007	EUR	(309,539)	USD	422,713	$(19,279)

EUR — Euro
USD — U.S. Dollar

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
COMMON STOCK — 46.3%		
Aerospace/Defense — 1.0%		
Aerovironment*	62	$ 1,427
Boeing	275	28,872
Rockwell Collins	325	23,738
Teledyne Technologies*	32	1,708
Total Aerospace/Defense		55,745
Aerospace/Defense-Equipment — 0.3%		
Alliant Techsystems*	100	10,930
B/E Aerospace*	95	3,945
DRS Technologies	53	2,921
Goodrich	12	819
Total Aerospace/Defense-Equipment		18,615
Agricultural Chemicals — 0.6%		
Agrium	100	5,438
Monsanto	330	28,294
Total Agricultural Chemicals		33,732
Agricultural Operations — 0.1%		
Archer-Daniels-Midland	160	5,293
Tejon Ranch*	44	1,821
Total Agricultural Operations		7,114
Airlines — 0.1%		
AMR*	200	4,458
Delta Air Lines*	40	718
UAL*	15	698
US Airways Group*	30	787
Total Airlines		6,661
Apparel Manufacturers — 0.0%		
Gymboree*	20	705
Total Apparel Manufacturers		705
Applications Software — 0.5%		
Citrix Systems*	46	1,855
Infosys Technologies ADR	70	3,387
Intuit*	50	1,515
Microsoft	608	17,912
Nuance Communications*	95	1,834
Red Hat*	70	1,391
Total Applications Software		27,894
Auction House/Art Dealer — 0.0%		
Sotheby's	20	956
Total Auction House/Art Dealer		956
Audio/Video Products — 0.0%		
DTS*	29	881
Total Audio/Video Products		881
Auto-Cars/Light Trucks — 0.2%		
Ford Motor*	636	5,400
General Motors	117	4,294
Total Auto-Cars/Light Trucks		9,694

Description	Shares	Value
Auto-Medium & Heavy Duty Trucks — 0.0%		
Force Protection*	80	$ 1,733
Total Auto-Medium & Heavy Duty Trucks		1,733
Auto/Truck Parts & Equipment-Original — 0.0%		
Amerigon*	50	865
Total Auto/Truck Parts & Equipment-Original		865
Beverages-Non-Alcoholic — 0.1%		
Coca-Cola	50	2,873
Coca-Cola Bottling	30	1,809
Total Beverages-Non-Alcoholic		4,682
Brewery — 0.3%		
Cia Cervecerias Unidas ADR	200	7,700
Molson Coors Brewing, Cl B	100	9,967
Total Brewery		17,667
Broadcast Services/Programming — 0.0%		
Clear Channel Communications	3	112
Total Broadcast Services/Programming		112
Building & Construction-Miscellaneous — 0.1%		
Orascom Construction GDR	20	3,386
Total Building & Construction-Miscellaneous		3,386
Building Products-Cement/Aggregate — 0.1%		
Martin Marietta Materials	25	3,339
Total Building Products-Cement/Aggregate		3,339
Building-Heavy Construction — 0.0%		
Washington Group International*	28	2,459
Total Building-Heavy Construction		2,459
Cable TV — 0.3%		
Comcast, Cl A*	39	943
Comcast, Special Cl A*	280	6,709
DIRECTV Group*	313	7,599
Total Cable TV		15,251
Casino Hotels — 0.3%		
Harrah's Entertainment	1	87
MGM Mirage*	210	18,782
Total Casino Hotels		18,869
Casino Services — 0.1%		
International Game Technology	60	2,586
Total Casino Services		2,586
Cellular Telecommunications — 1.3%		
Alltel	3	209
America Movil, Ser L ADR	175	11,200
MetroPCS Communications*	345	9,411
Millicom International Cellular*	100	8,390
NII Holdings*	420	34,503
Tim Participacoes ADR	80	3,245

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
Cellular Telecommunications — continued		
Vimpel-Communications ADR	100	$ 2,704
Total Cellular Telecommunications		69,662
Chemicals-Diversified — 0.4%		
Celanese, Ser A	200	7,796
Dow Chemical	4	172
E.I. du Pont de Nemours	212	10,507
Lyondell Chemical	40	1,854
Olin	30	671
PPG Industries	21	1,587
Total Chemicals-Diversified		22,587
Chemicals-Specialty — 0.1%		
Hercules	72	1,513
Lubrizol	100	6,506
Total Chemicals-Specialty		8,019
Coal — 0.3%		
Alpha Natural Resources*	52	1,208
Arch Coal	45	1,518
Consol Energy	150	6,990
Massey Energy	72	1,571
Peabody Energy	50	2,394
Total Coal		13,681
Commercial Banks Non-US — 0.2%		
Banco Itau Holding Financeira ADR	110	5,568
Kookmin Bank ADR	60	4,920
Total Commercial Banks Non-US		10,488
Commercial Banks-Central US — 0.0%		
Irwin Financial	178	1,962
Total Commercial Banks-Central US		1,962
Commercial Services — 0.1%		
Alliance Data Systems*	14	1,084
Arbitron	30	1,360
ExlService Holdings*	62	1,318
PHH*	32	841
Total Commercial Services		4,603
Commercial Services-Finance — 0.1%		
Western Union	139	2,915
Wright Express*	42	1,533
Total Commercial Services-Finance		4,448
Communications Software — 0.1%		
Avid Technology*	102	2,762
DivX*	72	1,071
Total Communications Software		3,833
Computer Services — 0.0%		
Perot Systems, Cl A*	72	1,218
Syntel	28	1,164
Total Computer Services		2,382
Computer Software — 0.1%		
Double-Take Software*	82	1,567

Description	Shares	Value
Computer Software — continued		
Omniture*	60	$ 1,819
Total Computer Software		3,386
Computers — 1.6%		
Apple*	250	38,385
Dell*	90	2,484
Hewlett-Packard	577	28,729
Research In Motion*	180	17,739
Sun Microsystems*	90	505
Total Computers		87,842
Computers-Integrated Systems — 0.1%		
NCI, Cl A*	82	1,552
Radisys*	72	896
Riverbed Technology*	30	1,212
Total Computers-Integrated Systems		3,660
Computers-Memory Devices — 0.4%		
EMC*	1,025	21,320
Silicon Storage Technology*	150	483
Total Computers-Memory Devices		21,803
Computers-Peripheral Equipment — 0.0%		
Electronics for Imaging*	92	2,471
Total Computers-Peripheral Equipment		2,471
Consulting Services — 0.2%		
Advisory Board*	30	1,754
FTI Consulting*	37	1,861
Huron Consulting Group*	25	1,816
LECG*	82	1,222
MAXIMUS	42	1,830
Total Consulting Services		8,483
Containers-Metal/Glass — 0.3%		
Crown Holdings*	200	4,552
Owens-Illinois*	300	12,435
Total Containers-Metal/Glass		16,987
Containers-Paper/Plastic — 0.0%		
Pactiv*	4	115
Sealed Air	48	1,227
Total Containers-Paper/Plastic		1,342
Cruise Lines — 0.2%		
Carnival	171	8,282
Total Cruise Lines		8,282
Data Processing/Management — 0.1%		
Automatic Data Processing	70	3,215
Commvault Systems*	75	1,389
Fair Isaac	10	361
Fiserv*	18	916
Total Data Processing/Management		5,881
Dental Supplies & Equipment — 0.0%		
Patterson*	25	965
Total Dental Supplies & Equipment		965

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
Diagnostic Equipment — 0.1%		
Gen-Probe*	30	$ 1,997
Hansen Medical*	25	678
Total Diagnostic Equipment		2,675
Dialysis Centers — 0.0%		
DaVita*	12	758
Dialysis Corp of America*	146	1,422
Total Dialysis Centers		2,180
Direct Marketing — 0.0%		
Valuevision Media, Cl A*	146	1,082
Total Direct Marketing		1,082
Distribution/Wholesale — 0.1%		
Fastenal	60	2,724
LKQ*	65	2,263
Total Distribution/Wholesale		4,987
Diversified Manufacturing Operations — 1.2%		
3M	102	9,545
Dover	158	8,050
General Electric	360	14,904
Honeywell International	210	12,489
Illinois Tool Works	181	10,795
Textron	100	6,221
Tyco International	57	2,527
Total Diversified Manufacturing Operations		64,531
Diversified Minerals — 0.3%		
Cia Vale do Rio Doce ADR	400	13,572
Total Diversified Minerals		13,572
Diversified Operations — 0.0%		
Walter Industries	42	1,130
Total Diversified Operations		1,130
Drug Delivery Systems — 0.1%		
Hospira*	65	2,694
Total Drug Delivery Systems		2,694
E-Commerce/Products — 0.0%		
Blue Nile*	5	471
Total E-Commerce/Products		471
E-Commerce/Services — 0.1%		
Expedia*	43	1,371
Liberty Media – Interactive, Cl A*	115	2,209
Priceline.com*	20	1,775
Total E-Commerce/Services		5,355
E-Services/Consulting — 0.1%		
GSI Commerce*	40	1,064
Perficient*	77	1,684
Total E-Services/Consulting		2,748

Description	Shares	Value
Educational Software — 0.0%		
Blackboard*	25	$ 1,146
Total Educational Software		1,146
Electric Products-Miscellaneous — 0.1%		
Emerson Electric	115	6,120
Total Electric Products-Miscellaneous		6,120
Electric-Integrated — 1.1%		
Centerpoint Energy	600	9,618
Dominion Resources	71	5,985
DTE Energy	200	9,688
Duke Energy	242	4,523
Edison International	164	9,094
Entergy	81	8,772
PPL	200	9,260
TXU	5	342
Total Electric-Integrated		57,282
Electronic Components-Miscellaneous — 0.4%		
AU Optronics ADR	489	8,274
Celestica*	374	2,285
Flextronics International*	78	872
HON HAI Precision GDR	300	4,523
Tyco Electronics	161	5,704
Total Electronic Components-Miscellaneous		21,658
Electronic Components-Semiconductors — 1.5%		
Bookham*	170	469
Broadcom, Cl A*	440	16,034
DSP Group*	254	4,021
Fairchild Semiconductor International*	12	224
Ikanos Communications*	268	1,493
Intel	12	310
Intersil, Cl A	80	2,674
Microchip Technology	45	1,634
Micron Technology*	70	777
Netlogic Microsystems*	45	1,625
NVIDIA*	960	34,791
Qlogic*	190	2,556
Samsung Electronics GDR 144A	20	6,263
Semtech*	40	819
Silicon Laboratories*	20	835
SiRF Technology Holdings*	128	2,733
Texas Instruments	56	2,049
Zoran*	62	1,252
Total Electronic Components-Semiconductors		80,559
Electronic Design Automation — 0.1%		
Comtech Group*	95	1,730
Magma Design Automation*	60	844
Synplicity*	312	1,947
Total Electronic Design Automation		4,521
Electronic Forms — 0.3%		
Adobe Systems*	355	15,499
Total Electronic Forms		15,499

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
Electronic Measuring Instruments — 0.2%		
Agilent Technologies*	200	$ 7,376
Itron*	18	1,675
Total Electronic Measuring Instruments		9,051
Electronic Parts Distribution — 0.1%		
Arrow Electronics*	100	4,252
Total Electronic Parts Distribution		4,252
Electronic Security Devices — 0.0%		
Taser International*	70	1,098
Total Electronic Security Devices		1,098
Electronics-Military — 0.1%		
EDO	22	1,232
L-3 Communications Holdings	43	4,392
Total Electronics-Military		5,624
Energy-Alternate Sources — 0.1%		
Covanta Holding*	200	4,902
Total Energy-Alternate Sources		4,902
Engineering/R&D Services — 0.5%		
Fluor	86	12,382
McDermott International*	280	15,143
Total Engineering/R&D Services		27,525
Engines-Internal Combustion — 0.3%		
Cummins	110	14,068
Total Engines-Internal Combustion		14,068
Enterprise Software/Services — 0.7%		
BMC Software*	350	10,930
Novell*	120	917
Oracle*	605	13,098
PROS Holdings*	72	869
Sybase*	350	8,095
Taleo, Cl A*	38	966
Ultimate Software Group*	35	1,222
Total Enterprise Software/Services		36,097
Entertainment Software — 0.1%		
Activision*	185	3,994
Electronic Arts*	11	616
THQ*	40	999
Total Entertainment Software		5,609
Fiduciary Banks — 0.4%		
Bank of New York Mellon	196	8,651
Northern Trust	150	9,941
State Street	60	4,090
Total Fiduciary Banks		22,682
Filtration/Separation Products — 0.1%		
Pall	200	7,780
Total Filtration/Separation Products		7,780

Description	Shares	Value
Finance-Commercial — 0.0%		
CIT Group	10	$ 402
Total Finance-Commercial		402
Finance-Consumer Loans — 0.2%		
First Marblehead	20	759
Nelnet, Cl A	82	1,496
SLM	181	8,990
Total Finance-Consumer Loans		11,245
Finance-Credit Card — 0.1%		
American Express	116	6,887
Discover Financial Services*	30	624
Total Finance-Credit Card		7,511
Finance-Investment Banker/Broker — 1.0%		
Bear Stearns	36	4,421
Charles Schwab	256	5,530
Citigroup	197	9,194
Cowen*	132	1,824
Greenhill	20	1,221
JPMorgan Chase	335	15,350
Knight Capital Group, Cl A*	50	598
Lehman Brothers Holdings	195	12,037
MF Global*	30	870
optionsXpress Holdings	84	2,196
Piper Jaffray*	20	1,072
Total Finance-Investment Banker/Broker		54,313
Finance-Mortgage Loan/Banker — 0.1%		
Fannie Mae	5	304
Freddie Mac	60	3,541
Total Finance-Mortgage Loan/Banker		3,845
Finance-Other Services — 0.1%		
Asset Acceptance Capital	288	3,341
FCStone Group*	30	968
GFI Group*	10	861
NASDAQ Stock Market*	75	2,826
Total Finance-Other Services		7,996
Financial Guarantee Insurance — 0.0%		
AMBAC Financial Group	20	1,258
Total Financial Guarantee Insurance		1,258
Food-Dairy Products — 0.1%		
Dean Foods	100	2,558
Wimm-Bill-Dann Foods ADR	37	4,046
Total Food-Dairy Products		6,604
Food-Meat Products — 0.1%		
Tyson Foods, Cl A	322	5,748
Total Food-Meat Products		5,748
Food-Miscellaneous/Diversified — 0.3%		
Kraft Foods, Cl A	131	4,521
Sara Lee	600	10,014
SunOpta*	45	652
Total Food-Miscellaneous/Diversified		15,187

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio

September 30, 2007 (Unaudited)

Description	Shares	Value
Food-Retail — 0.1%		
Kroger	64	$ 1,825
X5 Retail Group GDR*	75	2,554
Total Food-Retail		4,379
Food-Wholesale/Distribution — 0.0%		
United Natural Foods*	50	1,361
Total Food-Wholesale/Distribution		1,361
Footwear & Related Apparel — 0.0%		
Skechers U.S.A., Cl A*	52	1,149
Total Footwear & Related Apparel		1,149
Forestry — 0.2%		
Plum Creek Timber	200	8,952
Total Forestry		8,952
Gambling (Non-Hotel) — 0.0%		
Pinnacle Entertainment*	57	1,552
Total Gambling (Non-Hotel)		1,552
Gas-Distribution — 0.0%		
WGL Holdings	30	1,017
Total Gas-Distribution		1,017
Hazardous Waste Disposal — 0.1%		
Stericycle*	80	4,573
Total Hazardous Waste Disposal		4,573
Health Care Cost Containment — 0.2%		
McKesson	146	8,583
Total Health Care Cost Containment		8,583
Hospital Beds/Equipment — 0.1%		
Kinetic Concepts*	100	5,628
Total Hospital Beds/Equipment		5,628
Hotels & Motels — 0.1%		
Hilton Hotels	2	93
Lodgian*	82	968
Marriott International, Cl A	65	2,826
Morgans Hotel Group*	20	435
Wyndham Worldwide	40	1,310
Total Hotels & Motels		5,632
Human Resources — 0.5%		
Hewitt Associates, Cl A*	406	14,230
Hudson Highland Group*	72	917
Manpower	100	6,435
Monster Worldwide*	95	3,236
Total Human Resources		24,818
Import/Export — 0.0%		
Castle Brands*	60	264
Total Import/Export		264
Independent Power Producer — 0.0%		
Calpine*	290	438
Mirant*	36	1,464

Description	Shares	Value
Independent Power Producer — continued		
Reliant Energy*	25	$ 640
Total Independent Power Producer		2,542
Industrial Audio & Video Products — 0.0%		
SRS Labs*	80	586
Total Industrial Audio & Video Products		586
Industrial Automation/Robot — 0.1%		
Cognex	60	1,066
Rockwell Automation	100	6,951
Total Industrial Automation/Robot		8,017
Industrial Gases — 0.5%		
Praxair	305	25,547
Total Industrial Gases		25,547
Instruments-Scientific — 0.2%		
PerkinElmer	350	10,223
Total Instruments-Scientific		10,223
Insurance Brokers — 0.1%		
eHealth*	36	997
Marsh & McLennan	100	2,550
Total Insurance Brokers		3,547
Internet Application Software — 0.1%		
CryptoLogic	70	1,400
DealerTrack Holdings*	80	3,350
Vocus*	23	673
Total Internet Application Software		5,423
Internet Content-Information/News— 0.0%		
Baidu.com ADR*	5	1,448
Total Internet Content-Information/News		1,448
Internet Financial Services — 0.1%		
Authorize.net Holdings*	125	2,204
Online Resources*	125	1,580
Total Internet Financial Services		3,784
Internet Infrastructure Software — 0.1%		
F5 Networks*	80	2,975
Radvision*	21	369
Total Internet Infrastructure Software		3,344
Internet Security — 0.1%		
Checkfree*	11	512
Symantec*	250	4,845
Total Internet Security		5,357
Investment Companies — 0.0%		
KKR Financial Holdings	28	472
Total Investment Companies		472
Investment Management/Advisory Services — 0.3%		
Affiliated Managers Group*	30	3,825
Franklin Resources	66	8,415

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
Investment Management/Advisory Services — continued		
T Rowe Price Group	50	$ 2,785
Total Investment Management/Advisory Services		15,025
Lasers-Systems/Components — 0.0%		
Electro Scientific Industries*	72	1,725
Total Lasers-Systems/Components		1,725
Life/Health Insurance — 0.1%		
Cigna	150	7,993
Total Life/Health Insurance		7,993
Linen Supply & Related Items — 0.0%		
Cintas	28	1,039
Total Linen Supply & Related Items		1,039
Machine Tools & Related Products — 0.2%		
Kennametal	100	8,398
Total Machine Tools & Related Products		8,398
Machinery-Construction & Mining — 0.0%		
Terex*	28	2,493
Total Machinery-Construction & Mining		2,493
Machinery-Farm — 0.1%		
Deere	45	6,679
Total Machinery-Farm		6,679
Machinery-General Industry — 0.1%		
Manitowoc	90	3,985
Wabtec	90	3,372
Total Machinery-General Industry		7,357
Machinery-Print Trade — 0.0%		
Zebra Technologies, Cl A*	19	693
Total Machinery-Print Trade		693
Medical Imaging Systems — 0.0%		
IRIS International*	44	845
Total Medical Imaging Systems		845
Medical Information Systems — 0.3%		
Cerner*	235	14,056
IMS Health	55	1,685
Total Medical Information Systems		15,741
Medical Instruments — 0.4%		
Abaxis*	31	696
Conceptus*	91	1,727
Intuitive Surgical*	30	6,900
Medtronic	100	5,641
Natus Medical*	146	2,327
Symmetry Medical*	144	2,405
Total Medical Instruments		19,696
Medical Labs & Testing Services — 0.2%		
Covance*	25	1,947
Laboratory Corp of America Holdings*	100	7,823

Description	Shares	Value
Medical Labs & Testing Services — continued		
MDS	30	$ 647
Quest Diagnostics	12	693
Total Medical Labs & Testing Services		11,110
Medical Laser Systems — 0.0%		
Cynosure, Cl A*	30	1,107
Total Medical Laser Systems		1,107
Medical Products — 0.3%		
Baxter International	136	7,654
Covidien*	36	1,494
Henry Schein*	60	3,651
Orthofix International*	40	1,959
Syneron Medical*	52	1,229
Total Medical Products		15,987
Medical-Biomedical/Genetic — 0.2%		
Alexion Pharmaceuticals*	15	977
Cambrex	34	370
Celgene*	75	5,348
Invitrogen*	13	1,062
Keryx Biopharmaceuticals*	90	895
Lifecell*	50	1,879
Martek Biosciences*	52	1,510
Total Medical-Biomedical/Genetic		12,041
Medical-Drugs — 1.3%		
Angiotech Pharmaceuticals*	776	4,866
Aspreva Pharmaceuticals*	62	1,272
Axcan Pharma*	114	2,368
Bristol-Myers Squibb	265	7,637
Forest Laboratories*	29	1,081
Indevus Pharmaceuticals*	120	829
Medicis Pharmaceutical, Cl A	25	763
Pfizer	701	17,126
Schering-Plough	779	24,640
Valeant Pharmaceuticals International*	104	1,610
Wyeth	237	10,558
Total Medical-Drugs		72,750
Medical-Generic Drugs — 0.0%		
Perrigo	42	897
Total Medical-Generic Drugs		897
Medical-HMO — 0.4%		
Humana*	22	1,537
Magellan Health Services*	19	771
UnitedHealth Group	157	7,604
WellPoint*	133	10,496
Total Medical-HMO		20,408
Medical-Hospitals — 0.1%		
Universal Health Services, Cl B	100	5,442
Total Medical-Hospitals		5,442

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
Medical-Nursing Homes — 0.0%		
Skilled Healthcare Group, Cl A*	60	$ 945
Total Medical-Nursing Homes		945
Medical-Outpatient/Home Medical — 0.1%		
Lincare Holdings*	71	2,602
Total Medical-Outpatient/Home Medical		2,602
Medical-Wholesale Drug Distributors — 0.2%		
AmerisourceBergen	247	11,197
Cardinal Health	17	1,063
Total Medical-Wholesale Drug Distributors		12,260
Metal Processors & Fabricators — 0.4%		
Commercial Metals	100	3,165
Haynes International*	30	2,561
Ladish*	40	2,219
Precision Castparts	40	5,919
Sterlite Industries ADR*	410	7,585
Total Metal Processors & Fabricators		21,449
Metal-Aluminum — 0.1%		
Alcoa	70	2,738
Total Metal-Aluminum		2,738
Metal-Copper — 0.1%		
Taseko Mines*	1,100	5,775
Total Metal-Copper		5,775
Miscellaneous Manufacturing — 0.0%		
Trimas*	176	2,336
Total Miscellaneous Manufacturing		2,336
Motion Pictures & Services — 0.0%		
Macrovision*	71	1,749
Total Motion Pictures & Services		1,749
Multi-Line Insurance — 1.0%		
Allstate	106	6,062
American International Group	134	9,065
Cincinnati Financial	200	8,662
Hartford Financial Services Group	77	7,126
Loews	161	7,785
MetLife	104	7,252
XL Capital, Cl A	124	9,821
Total Multi-Line Insurance		55,773
Multimedia — 0.0%		
Gemstar-TV Guide International*	168	1,169
Total Multimedia		1,169
Networking Products — 0.6%		
Atheros Communications*	15	450
Cisco Systems*	885	29,302
Foundry Networks*	20	355
Juniper Networks*	100	3,661

Description	Shares	Value
Networking Products — continued		
Switch & Data Facilities*	58	$ 945
Total Networking Products		34,713
Non-Ferrous Metals — 0.2%		
Cameco	285	13,178
Total Non-Ferrous Metals		13,178
Non-Hazardous Waste Disposal — 0.2%		
Allied Waste Industries*	500	6,375
Waste Management	125	4,717
Total Non-Hazardous Waste Disposal		11,092
Office Automation & Equipment — 0.1%		
Pitney Bowes	100	4,542
Total Office Automation & Equipment		4,542
Oil & Gas Drilling — 0.1%		
Diamond Offshore Drilling	30	3,399
Rowan	16	585
Total Oil & Gas Drilling		3,984
Oil Companies-Exploration & Production — 1.3%		
Arena Resources*	20	1,310
ATP Oil & Gas*	30	1,411
CNOOC ADR	74	12,316
Denbury Resources*	45	2,011
EnCana	90	5,566
Gazprom ADR	50	2,195
Harvest Natural Resources*	198	2,364
Murphy Oil	30	2,097
Newfield Exploration*	100	4,816
NovaTek GDR	70	3,659
Occidental Petroleum	195	12,496
Parallel Petroleum*	70	1,189
Southwestern Energy*	305	12,764
Stone Energy*	52	2,081
Ultra Petroleum*	40	2,482
Total Oil Companies-Exploration & Production		68,757
Oil Companies-Integrated — 1.4%		
Chevron	79	7,393
ConocoPhillips	132	11,585
Exxon Mobil	366	33,877
Hess	100	6,653
Marathon Oil	89	5,075
Petroleo Brasileiro ADR	120	9,060
Total Oil Companies-Integrated		73,643
Oil Field Machinery & Equipment — 0.3%		
Dresser-Rand Group*	50	2,136
FMC Technologies*	40	2,306
Grant Prideco*	55	2,999
National Oilwell Varco*	45	6,502
T-3 Energy Services*	45	1,919
Total Oil Field Machinery & Equipment		15,862
Oil Refining & Marketing — 0.1%		
Tesoro	100	4,602
Total Oil Refining & Marketing		4,602

Old Mutual VA Asset Allocation Balanced Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
Oil-Field Services — 0.7%		
Exterran Holdings*	24	$ 1,928
Helix Energy Solutions Group*	175	7,431
Key Energy Services*	144	2,448
Schlumberger	255	26,775
W-H Energy Services*	20	1,475
Total Oil-Field Services		40,057
Paper & Related Products — 0.2%		
Abitibi-Consolidated*	1,810	3,167
Bowater	92	1,373
Domtar*	600	4,920
MeadWestvaco	18	531
Neenah Paper	30	993
Smurfit-Stone Container*	100	1,168
Total Paper & Related Products		12,152
Pharmacy Services — 0.2%		
Medco Health Solutions*	91	8,225
Omnicare	20	663
Total Pharmacy Services		8,888
Physical Practice Management — 0.2%		
Pediatrix Medical Group*	150	9,813
Total Physical Practice Management		9,813
Physical Therapy/Rehabilitation Centers — 0.1%		
Psychiatric Solutions*	80	3,142
Total Physical Therapy/Rehabilitation Centers		3,142
Pipelines — 0.5%		
El Paso	494	8,383
Oneok	200	9,480
Questar	100	5,253
Spectra Energy	201	4,921
Total Pipelines		28,037
Platinum — 0.0%		
Stillwater Mining*	120	1,235
Total Platinum		1,235
Pollution Control — 0.0%		
Fuel Tech*	20	442
Total Pollution Control		442
Printing-Commercial — 0.2%		
RR Donnelley & Sons	241	8,811
Valassis Communications*	100	892
VistaPrint*	30	1,121
Total Printing-Commercial		10,824
Private Corrections — 0.0%		
Geo Group*	40	1,184
Total Private Corrections		1,184
Property/Casualty Insurance — 0.5%		
Arch Capital Group*	100	7,441
Safeco	150	9,183
Travelers	143	7,199

Description	Shares	Value
Property/Casualty Insurance — continued		
WR Berkley	200	$ 5,926
Total Property/Casualty Insurance		29,749
Publishing-Books — 0.0%		
Scholastic*	10	349
Total Publishing-Books		349
Publishing-Newspapers — 0.1%		
Dolan Media*	40	972
Gannett	64	2,797
Total Publishing-Newspapers		3,769
Publishing-Periodicals — 0.0%		
Playboy Enterprises, Cl B*	146	1,568
Total Publishing-Periodicals		1,568
Quarrying — 0.0%		
Vulcan Materials	1	89
Total Quarrying		89
Radio — 0.0%		
Radio One, Cl D*	148	552
Total Radio		552
Real Estate Management/Services — 0.1%		
CB Richard Ellis Group, Cl A*	175	4,872
Total Real Estate Management/Services		4,872
Real Estate Operation/Development — 0.0%		
St. Joe	25	840
Total Real Estate Operation/Development		840
Recreational Centers — 0.0%		
Life Time Fitness*	40	2,454
Total Recreational Centers		2,454
Reinsurance — 0.9%		
Allied World Assurance Holdings	16	831
Aspen Insurance Holdings	178	4,968
Berkshire Hathaway, Cl B*	2	7,904
Endurance Specialty Holdings	30	1,246
Everest Re Group	12	1,323
Montpelier Re Holdings	237	4,195
PartnerRe	200	15,798
Platinum Underwriters Holdings	22	791
RenaissanceRe Holdings	150	9,811
Validus Holdings*	104	2,521
Total Reinsurance		49,388
REITs-Apartments — 0.1%		
AvalonBay Communities	21	2,479
BRE Properties	21	1,175
Camden Property Trust	23	1,478
Equity Residential	31	1,313
GMH Communities Trust	27	209
Total REITs-Apartments		6,654

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
REITs-Diversified — 0.1%		
CapitalSource	54	$ 1,093
Colonial Properties Trust	23	789
Digital Realty Trust	22	866
PS Business Parks	6	341
Vornado Realty Trust	31	3,390
Total REITs-Diversified		6,479
REITs-Health Care — 0.1%		
Health Care	26	1,150
Nationwide Health Properties	42	1,266
Ventas	30	1,242
Total REITs-Health Care		3,658
REITs-Hotels — 0.1%		
DiamondRock Hospitality	58	1,010
FelCor Lodging Trust	80	1,595
Host Hotels & Resorts	105	2,356
LaSalle Hotel Properties	27	1,136
Total REITs-Hotels		6,097
REITs-Manufactured Homes — 0.0%		
Equity Lifestyle Properties	5	259
Total REITs-Manufactured Homes		259
REITs-Mortgage — 0.0%		
Annaly Capital Management	59	940
MFA Mortgage Investments	178	1,433
Total REITs-Mortgage		2,373
REITs-Office Property — 0.3%		
American Financial Realty Trust	166	1,336
BioMed Realty Trust	36	868
Boston Properties	74	7,689
Corporate Office Properties	32	1,332
Highwoods Properties	24	880
Kilroy Realty	14	849
SL Green Realty	17	1,985
Total REITs-Office Property		14,939
REITs-Regional Malls — 0.2%		
CBL & Associates Properties	20	701
General Growth Properties	38	2,038
Simon Property Group	47	4,700
Taubman Centers	23	1,259
Total REITs-Regional Malls		8,698
REITs-Shopping Centers — 0.1%		
Acadia Realty Trust	23	624
Federal Realty Investment Trust	16	1,417
Kimco Realty	37	1,673
Kite Realty Group Trust	31	583
Regency Centers	24	1,842
Tanger Factory Outlet Centers	13	528
Total REITs-Shopping Centers		6,667

Description	Shares	Value
REITs-Storage — 0.0%		
Public Storage	32	$ 2,517
Total REITs-Storage		2,517
REITs-Warehouse/Industrial — 0.1%		
AMB Property	33	1,974
Prologis	36	2,388
Total REITs-Warehouse/Industrial		4,362
Rental Auto/Equipment — 0.1%		
Avis Budget Group*	35	801
H&E Equipment Services*	62	1,115
RSC Holdings*	65	1,066
Total Rental Auto/Equipment		2,982
Retail-Apparel/Shoe — 0.4%		
Abercrombie & Fitch, Cl A	120	9,684
Footstar	146	671
Kenneth Cole Productions, Cl A	62	1,201
Men's Wearhouse	150	7,578
Syms	94	1,411
Total Retail-Apparel/Shoe		20,545
Retail-Automobile — 0.0%		
Group 1 Automotive	52	1,746
Total Retail-Automobile		1,746
Retail-Building Products — 0.1%		
Home Depot	90	2,920
Total Retail-Building Products		2,920
Retail-Computer Equipment — 0.1%		
GameStop, Cl A*	140	7,889
Total Retail-Computer Equipment		7,889
Retail-Discount — 0.2%		
Wal-Mart Stores	184	8,032
Total Retail-Discount		8,032
Retail-Drug Store — 0.6%		
CVS Caremark	545	21,598
Rite Aid*	600	2,772
Walgreen	150	7,086
Total Retail-Drug Store		31,456
Retail-Major Department Store — 0.2%		
JC Penney	135	8,555
Total Retail-Major Department Store		8,555
Retail-Office Supplies — 0.1%		
Office Depot*	104	2,145
OfficeMax	20	685
Total Retail-Office Supplies		2,830
Retail-Pet Food & Supplies — 0.1%		
PetSmart	100	3,190
Total Retail-Pet Food & Supplies		3,190

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
Retail-Propane Distributors — 0.1%		
Star Gas Partners LP*	828	$ 3,759
Total Retail-Propane Distributors		3,759
Retail-Restaurants — 0.0%		
BJ's Restaurants*	30	632
Total Retail-Restaurants		632
Retail-Sporting Goods — 0.1%		
Dick's Sporting Goods*	30	2,014
Zumiez*	24	1,065
Total Retail-Sporting Goods		3,079
Retail-Video Rental — 0.0%		
Blockbuster, Cl A*	66	354
Total Retail-Video Rental		354
S&L/Thrifts-Eastern US — 0.0%		
Brookline Bancorp	124	1,437
Total S&L/Thrifts-Eastern US		1,437
S&L/Thrifts-Western US — 0.1%		
Washington Federal	300	7,878
Total S&L/Thrifts-Western US		7,878
Schools — 0.2%		
Capella Education*	30	1,677
ITT Educational Services*	30	3,651
Learning Tree International*	124	2,202
New Oriental Education & Technology Group ADR*	10	666
Strayer Education	13	2,192
Total Schools		10,388
Semiconductor Components-Integrated Circuits — 0.5%		
Cypress Semiconductor*	25	730
Emulex*	60	1,150
Marvell Technology Group*	320	5,238
Maxim Integrated Products	656	19,254
Taiwan Semiconductor Manufacturing ADR	4	41
Total Semiconductor Components-Integrated Circuits		26,413
Semiconductor Equipment — 0.2%		
Applied Materials	100	2,070
Brooks Automation*	62	883
Novellus Systems*	20	545
Tessera Technologies*	51	1,913
Ultratech*	62	859
Varian Semiconductor Equipment Associates*	60	3,211
Total Semiconductor Equipment		9,481
Software Tools — 0.0%		
VMware, Cl A*	15	1,275
Total Software Tools		1,275

Description	Shares	Value
Specified Purpose Acquisition — 0.0%		
Marathon Acquisition*	40	$ 376
Total Specified Purpose Acquisition		376
Steel Pipe & Tube — 0.1%		
Mueller Water Products, Cl A	32	396
TMK GDR	130	5,369
Total Steel Pipe & Tube		5,765
Steel-Producers — 0.1%		
Nucor	60	3,568
Severstal GDR	100	2,120
Total Steel-Producers		5,688
Steel-Specialty — 0.3%		
Allegheny Technologies	145	15,943
Total Steel-Specialty		15,943
Super-Regional Banks-US — 0.5%		
Bank of America	188	9,451
Capital One Financial	178	11,824
PNC Financial Services Group	3	204
Wells Fargo	172	6,127
Total Super-Regional Banks-US		27,606
Telecommunications Equipment — 0.1%		
OpNext*	71	824
Plantronics	62	1,770
Tollgrade Communications*	96	971
Total Telecommunications Equipment		3,565
Telecommunications Equipment-Fiber Optics — 0.0%		
JDS Uniphase*	87	1,302
Total Telecommunications Equipment-Fiber Optics		1,302
Telecommunications Services — 0.5%		
Amdocs*	173	6,434
Cbeyond*	21	857
Embarq	200	11,120
MasTec*	104	1,463
Orbcomm*	135	1,016
RCN*	112	1,378
Time Warner Telecom, Cl A*	235	5,163
Total Telecommunications Services		27,431
Telephone-Integrated — 0.7%		
AT&T	513	21,705
IDT, Cl B	146	1,222
Level 3 Communications*	300	1,395
Verizon Communications	272	12,044
Total Telephone-Integrated		36,366
Television — 0.0%		
Sinclair Broadcast Group, Cl A	62	746
Total Television		746
Textile-Home Furnishings — 0.1%		
Mohawk Industries*	50	4,065
Total Textile-Home Furnishings		4,065

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
Theaters — 0.0%		
National CineMedia	40	$ 896
Total Theaters		896
Therapeutics — 0.4%		
Gilead Sciences*	450	18,391
ImClone Systems*	17	703
Medicines*	128	2,280
Theravance*	50	1,304
Warner Chilcott, Cl A*	50	889
Total Therapeutics		23,567
Tobacco — 0.6%		
Altria Group	202	14,045
Imperial Tobacco Group ADR	133	12,204
UST	107	5,307
Total Tobacco		31,556
Tools-Hand Held — 0.1%		
Stanley Works	126	7,072
Total Tools-Hand Held		7,072
Transactional Software — 0.1%		
Innerworkings*	110	1,895
VeriFone Holdings*	30	1,330
Total Transactional Software		3,225
Transport-Air Freight — 0.0%		
ABX Air*	126	892
Total Transport-Air Freight		892
Transport-Equipment & Leasing — 0.1%		
GATX	20	855
Genesis Lease ADR	92	2,289
Greenbrier	10	267
Total Transport-Equipment & Leasing		3,411
Transport-Marine — 0.2%		
Overseas Shipholding Group	150	11,524
Total Transport-Marine		11,524
Transport-Rail — 0.3%		
Burlington Northern Santa Fe	78	6,331
Canadian Pacific Railway	100	7,029
CSX	100	4,273
Union Pacific	1	113
Total Transport-Rail		17,746
Transport-Services — 0.1%		
Expeditors International Washington	50	2,365
FedEx	15	1,571
Total Transport-Services		3,936
Veterinary Diagnostics — 0.0%		
VCA Antech*	45	1,879
Total Veterinary Diagnostics		1,879

Description	Shares	Value
Vitamins & Nutrition Products — 0.1%		
Herbalife	95	$ 4,319
Total Vitamins & Nutrition Products		4,319
Web Hosting/Design — 0.1%		
Equinix*	56	4,967
Total Web Hosting/Design		4,967
Web Portals/ISP — 0.6%		
Google, Cl A*	52	29,498
Sina*	25	1,196
Total Web Portals/ISP		30,694
Wireless Equipment — 0.7%		
American Tower, Cl A*	565	24,600
Aruba Networks*	39	780
InterDigital*	80	1,662
Nokia ADR	192	7,283
Novatel Wireless*	26	589
RF Micro Devices*	70	471
Total Wireless Equipment		35,385
Wound, Burn & Skin Care — 0.0%		
Obagi Medical Products*	45	831
Total Wound, Burn & Skin Care		831
Total Common Stock		
(Cost $2,260,752)		2,517,214
FOREIGN COMMON STOCK — 14.2%		
Australia — 1.4%		
BHP Billiton	987	38,547
Leighton Holdings	615	27,968
Qantas Airways	1,974	9,755
Tattersall's	90	316
Total Australia		76,586
Austria — 0.1%		
OMV	43	2,875
Total Austria		2,875
Brazil — 0.1%		
Banco do Brasil	200	3,368
Total Brazil		3,368
Canada — 0.2%		
Manulife Financial	200	8,248
Methanex	200	5,034
Total Canada		13,282
China — 0.2%		
Harbin Power Equipment, Cl H	2,000	4,999
Industrial & Commercial Bank of China, Cl H	6,000	4,199
Total China		9,198

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
Denmark — 0.6%		
Danske Bank	400	$ 16,269
Norden	158	16,850
Total Denmark		33,119
France — 0.7%		
BNP Paribas	204	22,324
Camaieu*	40	17,776
Total France		40,100
Germany — 1.2%		
Allianz SE	112	26,087
Deutsche Bank	158	20,301
ThyssenKrupp	328	20,846
Total Germany		67,234
Hong Kong — 0.2%		
China Infrastructure Machinery Holdings	1,000	2,310
China Mobile	500	8,204
Total Hong Kong		10,514
Indonesia — 0.3%		
Astra International	1,500	3,156
Bank Rakyat Indonesia	17,000	12,257
Total Indonesia		15,413
Italy — 0.7%		
Fiat	834	25,193
Indesit	671	11,552
Total Italy		36,745
Japan — 2.2%		
Cosmo Oil	2,000	9,470
Daiichikosho	800	8,924
Kohnan Shoji	700	8,843
Leopalace21	100	3,271
Makita	200	8,712
Nippon Mining Holdings	1,500	14,958
Nippon Steel	3,000	21,508
Nippon Telegraph & Telephone	3	13,941
Nisshin Steel	1,000	4,487
Pacific Management	2	2,472
Sumitomo Pipe & Tube	1,000	7,678
Toyota Motor	300	17,553
Total Japan		121,817
Malaysia — 0.1%		
SP Setia	1,100	2,840
WCT Engineering	1,733	3,909
Total Malaysia		6,749
Netherlands — 1.1%		
ING Groep	547	24,308
Royal Dutch Shell, Cl A	864	35,594
Total Netherlands		59,902

Description	Shares	Value
New Zealand — 0.3%		
Telecom Corp of New Zealand	4,780	$ 16,165
Total New Zealand		16,165
Philippines — 0.2%		
Ayala	516	6,263
Union Bank of Philippines	1,800	2,183
Total Philippines		8,446
Russia — 0.1%		
OGK	926	144
Sberbank	1,000	4,167
TGK	30,588	34
Unified Energy System*	2,250	2,728
Total Russia		7,073
Singapore — 0.4%		
Jardine Cycle & Carriage	1,000	12,422
Swiber Holdings*	5,000	11,619
Total Singapore		24,041
South Africa — 0.2%		
Anglo Platinum	19	2,886
MTN Group	420	6,388
Truworths International	500	2,304
Total South Africa		11,578
Spain — 0.8%		
Banco Bilbao Vizcaya Argentaria	884	20,734
Banco Santander	1,258	24,500
Total Spain		45,234
Sweden — 0.9%		
Beijer Alma	1,000	14,347
Skandinaviska Enskilda Banken, Cl A	600	19,501
Svenska Handelsbanken, Cl A	400	12,378
Total Sweden		46,226
Switzerland — 0.4%		
Zurich Financial Services	74	22,188
Total Switzerland		22,188
Thailand — 0.1%		
Kasikornbank	1,700	4,011
Total Thailand		4,011
Turkey — 0.1%		
Asya Katilim Bankasi*	300	2,453
BIM Birlesik Magazalar	35	2,905
Total Turkey		5,358
United Kingdom — 1.6%		
AstraZeneca	399	19,972
BHP Billiton	40	1,431
BT Group	3,415	21,429
Chaucer Holdings	101	204
Eurocastle Investment	6	207

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
September 30, 2007 (Unaudited)

Description	Shares/Face Amount		Value
United Kingdom — continued			
Game Group	1,432	$	5,620
Petrofac	124		1,161
Reckitt Benckiser	388		22,749
Royal Bank of Scotland Group	1,062		11,460
Total United Kingdom			84,233
Total Foreign Common Stock			
(Cost $700,551)			771,455
INVESTMENT COMPANIES — 2.8%			
Index Fund – Growth - Small Cap — 0.1%			
iShares Russell 2000 Growth Index Fund	47		4,002
Total Index Fund – Growth - Small Cap			4,002
Index Fund – Value - Small Cap — 2.7%			
iShares S&P SmallCap 600 Value Index Fund	2,000		150,880
Total Index Fund – Value - Small Cap			150,880
Total Investment Companies			
(Cost $155,989)			154,882
U.S. GOVERNMENT AGENCY OBLIGATIONS — 9.6%			
Federal National Mortgage Association			
6.000%, 01/01/37	$ 126,088		126,298
5.500%, 01/01/37	268,756		263,292
5.000%, 05/01/37	138,332		131,951
Total U.S. Government Agency Obligations			
(Cost $527,281)			521,541
U.S. TREASURY OBLIGATIONS — 10.3%			
U.S. Treasury Bond			
4.750%, 02/15/37	5,000		4,932
U.S. Treasury Notes			
4.875%, 08/15/09	75,000		76,207
4.875%, 07/31/11	195,000		200,164
4.750%, 05/15/14	95,000		97,138
4.750%, 08/15/17	35,000		35,481
4.625%, 11/15/09	135,000		136,751
4.125%, 08/31/12	10,000		9,963
Total U.S. Treasury Obligations			
(Cost $552,296)			560,636
CORPORATE BONDS — 8.9%			
Ahern Rentals			
9.250%, 08/15/13	15,000		14,438
Alliance One			
11.000%, 05/15/12	5,000		5,313
Apache			
5.250%, 04/15/13	15,000		14,916
Aramark Services (A)			
8.856%, 02/01/15	4,000		4,040
Astrazeneca			
6.450%, 09/15/37	5,000		5,184
5.400%, 09/15/12	20,000		20,157

Description	Face Amount		Value
CORPORATE BONDS — CONTINUED			
Bank One			
5.900%, 11/15/11	$ 40,000	$	40,725
Belden CDT 144A			
7.000%, 03/15/17	3,000		2,970
Cascades			
7.250%, 02/15/13	8,000		7,840
Citizens Communications			
9.000%, 08/15/31	3,000		3,045
Coleman Cable 144A			
9.875%, 10/01/12	5,000		4,863
Comcast			
5.300%, 01/15/14	40,000		38,835
Deluxe, Ser B			
3.500%, 10/01/07	8,000		8,000
Denbury Resources			
7.500%, 04/01/13	6,000		6,135
Dex Media East			
12.125%, 11/15/12	3,000		3,203
D.R. Horton			
7.875%, 08/15/11	2,000		1,960
Echostar DBS			
6.625%, 10/01/14	8,000		8,040
ERP Operating			
5.125%, 03/15/16	45,000		41,705
Ford Motor Credit			
7.375%, 10/28/09	8,000		7,844
General Mills			
5.650%, 09/10/12	10,000		10,089
GMAC			
7.000%, 02/01/12	8,000		7,595
Goldman Sachs Group			
6.750%, 10/01/37	5,000		5,025
Hilton Hotels			
7.500%, 12/15/17	7,000		8,387
Ikon Office Solutions			
7.750%, 09/15/15	5,000		5,025
Kansas City Southern			
9.500%, 10/01/08	4,000		4,085
Landry's Restaurants, Ser B			
7.500%, 12/15/14	7,000		6,965
Lehman Brothers Holdings, MTN			
6.200%, 09/26/14	5,000		5,020
Marathon Oil			
6.600%, 10/01/37	5,000		5,162
MasTec			
7.625%, 02/01/17	4,000		3,890
Neenah Paper			
7.375%, 11/15/14	5,000		4,825
Neff			
10.000%, 06/01/15	3,000		2,130
Norampac			
6.750%, 06/01/13	8,000		7,640
PepsiCo			
5.150%, 05/15/12	5,000		5,051
PSEG Power			
7.750%, 04/15/11	40,000		42,831
Pulte Homes			
7.875%, 08/01/11	6,000		5,745
Qwest			
8.875%, 03/15/12	8,000		8,730
R.H. Donelley, Ser A-3			
8.875%, 01/15/16	4,000		4,075
Residential Capital 144A(A)			
8.190%, 04/17/09	7,000		4,900

Old Mutual VA Asset Allocation Balanced Portfolio
September 30, 2007 (Unaudited)

Description	Face Amount/Shares		Value
CORPORATE BONDS — CONTINUED			
Rogers Communications			
8.000%, 12/15/12	$ 8,000	$	8,372
Saint Acquisition 144A			
13.308%, 05/15/15 (A)	3,000		2,040
12.500%, 05/15/17	1,000		670
SBC Communications			
5.100%, 09/15/14	40,000		38,706
Starbucks			
6.250%, 08/15/17	10,000		10,087
Stater Brothers Holdings			
7.750%, 04/15/15	7,000		6,930
Tesoro 144A			
6.500%, 06/01/17	6,000		5,955
True Temper Sports			
8.375%, 09/15/11	4,000		2,200
Tyco Electronics 144A			
6.550%, 10/01/17	5,000		5,062
Uno Restaurant 144A			
10.000%, 02/15/11	1,000		800
Valassis Communication			
8.250%, 03/01/15	6,000		5,220
Weatherford International 144A			
5.950%, 06/15/12	5,000		5,098
Xerox Capital Trust I			
8.000%, 02/01/27	5,000		5,044
Total Corporate Bonds			
(Cost $488,257)			482,567
FOREIGN BOND — 4.9%			
Deutschland Republic, Ser 3 (EUR)	186,000		269,037
Total Foreign Bond			
(Cost $248,467)			269,037
MORTGAGE RELATED — 0.2%			
Chase Issuance Trust, Ser 2007-A15, Cl A	$ 10,000		9,999
Total Mortgage Related			
(Cost $9,999)			9,999
MONEY MARKET FUND — 3.2%			
Evergreen Select Money Market Fund, Institutional Class, 5.250% (B)	173,829		173,829
Total Money Market Fund			
(Cost $173,829)			173,829
WARRANTS — 0.3%			
Bharat Heavy Electricals 144A, expires 05/12/08*	45		2,307
Grasim Industries 144A, expires 05/22/09*	40		3,542
IVRCL Infrastructures & Projects 144A, expires 11/17/08*	360		3,835
Maruti Suzuki India 144A, expires 09/03/12*	195		4,916

Description	Shares		Value
WARRANTS — CONTINUED			
Nicholas Piramal India 144A, expires 10/26/09*	600	$	4,255
Total Warrants			
(Cost $15,719)			18,855
Total Investments — 100.7% †			
(Cost $5,133,140)			5,480,015
Other Assets and Liabilities, Net — (0.7%)			(39,587)
Total Net Assets — 100.0%		$	5,440,428

* Non-income producing security.

(A) — Variable rate security — the rate reported represents the rate as of September 30, 2007.

(B) — The rate reported on the Schedule of Investments represents the 7-day effective yield as of September 30, 2007.

144A — Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration normally to qualified institutions. On September 30, 2007, the value of these securities amounted to $57,476, representing 1.06% of the net assets of the Fund.

ADR — American Depositary Receipt
Cl — Class
DBS — Direct Broadcast Satellite
EUR — Euro
GDR — Global Depositary Receipt
HMO — Health Maintenance Organization
ISP — Internet Service Provider
LP — Limited Partnership
MTN — Medium Term Note
R&D — Research and Development
REITs — Real Estate Investment Trusts
S&L — Savings and Loan
Ser — Series

† At September 30, 2007, the tax basis cost of the Fund's investments was $5,133,140, and the unrealized appreciation and depreciation were $460,275 and $(113,400), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
September 30, 2007 (Unaudited)

As of September 30, 2007, the Fund had the following forward foreign currency contract outstanding:

Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Depreciation
12/11/2007	EUR	(182,486)	USD	249,207	$(11,366)

EUR — Euro
USD — U.S. Dollar

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
COMMON STOCK — 57.5%		
Aerospace/Defense — 1.2%		
Aerovironment*	93	$ 2,140
Boeing	317	33,282
Rockwell Collins	375	27,390
Teledyne Technologies*	53	2,829
Total Aerospace/Defense		65,641
Aerospace/Defense-Equipment — 0.4%		
Alliant Techsystems*	100	10,930
B/E Aerospace*	121	5,025
DRS Technologies	63	3,473
Goodrich	13	887
Total Aerospace/Defense-Equipment		20,315
Agricultural Chemicals — 0.8%		
Agrium	150	8,157
Monsanto	410	35,153
Total Agricultural Chemicals		43,310
Agricultural Operations — 0.2%		
Archer-Daniels-Midland	170	5,623
Tejon Ranch*	67	2,774
Total Agricultural Operations		8,397
Airlines — 0.1%		
AMR*	200	4,458
Delta Air Lines*	40	718
UAL*	15	698
US Airways Group*	30	787
Total Airlines		6,661
Apparel Manufacturers — 0.0%		
Gymboree*	30	1,057
Total Apparel Manufacturers		1,057
Applications Software — 0.6%		
Citrix Systems*	46	1,855
Infosys Technologies ADR	90	4,355
Intuit*	51	1,545
Microsoft	738	21,741
Nuance Communications*	115	2,221
Red Hat*	75	1,490
Total Applications Software		33,207
Auction House/Art Dealer — 0.0%		
Sotheby's	20	956
Total Auction House/Art Dealer		956
Audio/Video Products — 0.0%		
DTS*	35	1,063
Total Audio/Video Products		1,063
Auto-Cars/Light Trucks — 0.2%		
Ford Motor*	680	5,773
General Motors	126	4,624
Total Auto-Cars/Light Trucks		10,397

Description	Shares	Value
Auto-Medium & Heavy Duty Trucks — 0.1%		
Force Protection*	130	$ 2,816
Total Auto-Medium & Heavy Duty Trucks		2,816
Auto/Truck Parts & Equipment-Original — 0.0%		
Amerigon*	60	1,039
Total Auto/Truck Parts & Equipment-Original		1,039
Beverages-Non-Alcoholic — 0.1%		
Coca-Cola	70	4,023
Coca-Cola Bottling	40	2,412
Total Beverages-Non-Alcoholic		6,435
Brewery — 0.3%		
Cia Cervecerias Unidas ADR	300	11,550
Molson Coors Brewing, Cl B	50	4,983
Total Brewery		16,533
Broadcast Services/Programming — 0.0%		
Clear Channel Communications	3	112
Total Broadcast Services/Programming		112
Building & Construction-Miscellaneous — 0.1%		
Orascom Construction GDR	25	4,233
Total Building & Construction-Miscellaneous		4,233
Building Products-Cement/Aggregate — 0.1%		
Martin Marietta Materials	25	3,339
Total Building Products-Cement/Aggregate		3,339
Building-Heavy Construction — 0.0%		
Washington Group International*	28	2,459
Total Building-Heavy Construction		2,459
Cable TV — 0.3%		
Comcast, Cl A*	40	967
Comcast, Special Cl A*	355	8,506
DIRECTV Group*	335	8,134
Total Cable TV		17,607
Casino Hotels — 0.4%		
Harrah's Entertainment	1	87
MGM Mirage*	260	23,254
Total Casino Hotels		23,341
Casino Services — 0.0%		
International Game Technology	60	2,586
Total Casino Services		2,586
Cellular Telecommunications — 1.3%		
Alltel	3	209
America Movil, Ser L ADR	200	12,800
MetroPCS Communications*	425	11,594
NII Holdings*	500	41,075
Tim Participacoes ADR	100	4,056

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
Cellular Telecommunications — continued		
Vimpel-Communications-ADR	125	$ 3,380
Total Cellular Telecommunications		73,114
Chemicals-Diversified — 0.5%		
Celanese, Ser A	200	7,796
Dow Chemical	4	172
E.I. du Pont de Nemours	279	13,827
Lyondell Chemical	40	1,854
Olin	43	963
PPG Industries	24	1,813
Total Chemicals-Diversified		26,425
Chemicals-Specialty — 0.3%		
Hercules	116	2,438
Lubrizol	200	13,012
Total Chemicals-Specialty		15,450
Coal — 0.2%		
Alpha Natural Resources*	73	1,696
Arch Coal	45	1,518
Consol Energy	100	4,660
Massey Energy	103	2,247
Peabody Energy	55	2,633
Total Coal		12,754
Commercial Banks Non-US — 0.3%		
Banco Itau Holding Financeira ADR	140	7,087
Kookmin Bank ADR	70	5,739
Total Commercial Banks Non-US		12,826
Commercial Banks-Central US — 0.1%		
Irwin Financial	282	3,108
Total Commercial Banks-Central US		3,108
Commercial Services — 0.2%		
Alliance Data Systems*	14	1,084
Arbitron	53	2,403
ExlService Holdings*	73	1,552
PHH*	53	1,393
Total Commercial Services		6,432
Commercial Services-Finance — 0.1%		
Western Union	140	2,936
Wright Express*	73	2,664
Total Commercial Services-Finance		5,600
Communications Software — 0.1%		
Avid Technology*	143	3,873
DivX*	113	1,680
Total Communications Software		5,553
Computer Services — 0.1%		
Perot Systems, Cl A*	113	1,911
Syntel	30	1,247
Total Computer Services		3,158
Computer Software — 0.1%		
Double-Take Software*	99	1,892

Description	Shares	Value
Computer Software — continued		
Omniture*	70	$ 2,122
Total Computer Software		4,014
Computers — 1.9%		
Apple*	305	46,830
Dell*	110	3,036
Hewlett-Packard	669	33,310
Research In Motion*	210	20,695
Sun Microsystems*	90	505
Total Computers		104,376
Computers-Integrated Systems — 0.1%		
NCI, Cl A*	136	2,573
Radisys*	103	1,282
Riverbed Technology*	35	1,414
Total Computers-Integrated Systems		5,269
Computers-Memory Devices — 0.5%		
EMC*	1,285	26,728
Silicon Storage Technology*	240	773
Total Computers-Memory Devices		27,501
Computers-Peripheral Equipment — 0.1%		
Electronics for Imaging*	156	4,190
Total Computers-Peripheral Equipment		4,190
Consulting Services — 0.2%		
Advisory Board*	30	1,754
FTI Consulting*	47	2,364
Huron Consulting Group*	30	2,179
LECG*	133	1,982
MAXIMUS	73	3,181
Total Consulting Services		11,460
Containers-Metal/Glass — 0.4%		
Crown Holdings*	300	6,828
Owens-Illinois*	400	16,580
Total Containers-Metal/Glass		23,408
Containers-Paper/Plastic — 0.0%		
Pactiv*	4	115
Sealed Air	49	1,252
Total Containers-Paper/Plastic		1,367
Cruise Lines — 0.2%		
Carnival	235	11,381
Total Cruise Lines		11,381
Data Processing/Management — 0.1%		
Automatic Data Processing	80	3,674
Commvault Systems*	85	1,574
Fair Isaac	10	361
Fiserv*	18	916
Total Data Processing/Management		6,525

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
Dental Supplies & Equipment — 0.0%		
Patterson*	25	$ 965
Total Dental Supplies & Equipment		965
Diagnostic Equipment — 0.1%		
Gen-Probe*	35	2,330
Hansen Medical*	35	949
Total Diagnostic Equipment		3,279
Dialysis Centers — 0.1%		
DaVita*	12	758
Dialysis Corp of America*	229	2,231
Total Dialysis Centers		2,989
Direct Marketing — 0.0%		
Valuevision Media, Cl A*	236	1,749
Total Direct Marketing		1,749
Distribution/Wholesale — 0.1%		
Fastenal	65	2,951
LKQ*	70	2,437
Total Distribution/Wholesale		5,388
Diversified Manufacturing Operations — 1.6%		
3M	136	12,727
Dover	198	10,088
General Electric	460	19,044
Honeywell International	257	15,284
Illinois Tool Works	236	14,075
Textron	200	12,442
Tyco International	56	2,483
Total Diversified Manufacturing Operations		86,143
Diversified Minerals — 0.4%		
Cia Vale do Rio Doce ADR	600	20,358
Total Diversified Minerals		20,358
Diversified Operations — 0.0%		
Walter Industries	73	1,964
Total Diversified Operations		1,964
Drug Delivery Systems — 0.1%		
Hospira*	70	2,902
Total Drug Delivery Systems		2,902
E-Commerce/Products — 0.0%		
Blue Nile*	5	471
Total E-Commerce/Products		471
E-Commerce/Services — 0.1%		
Expedia*	43	1,371
Liberty Media - Interactive, Cl A*	115	2,209
Priceline.com*	30	2,662
Total E-Commerce/Services		6,242
E-Services/Consulting — 0.1%		
GSI Commerce*	50	1,330

Description	Shares	Value
E-Services/Consulting — continued		
Perficient*	97	$ 2,121
Total E-Services/Consulting		3,451
Educational Software — 0.0%		
Blackboard*	30	1,375
Total Educational Software		1,375
Electric Products-Miscellaneous — 0.1%		
Emerson Electric	152	8,089
Total Electric Products-Miscellaneous		8,089
Electric-Integrated — 1.4%		
Centerpoint Energy	900	14,427
Dominion Resources	99	8,345
DTE Energy	250	12,110
Duke Energy	315	5,887
Edison International	175	9,704
Entergy	113	12,237
PPL	250	11,575
TXU	6	411
Total Electric-Integrated		74,696
Electronic Components-Miscellaneous — 0.5%		
AU Optronics ADR	611	10,338
Celestica*	601	3,672
Flextronics International*	78	872
HON HAI Precision GDR	390	5,880
Tyco Electronics	175	6,200
Total Electronic Components-Miscellaneous		26,962
Electronic Components-Semiconductors — 1.8%		
Bookham*	270	745
Broadcom, Cl A*	530	19,313
DSP Group*	329	5,208
Fairchild Semiconductor International*	13	243
Ikanos Communications*	432	2,406
Intel	13	336
Intersil, Cl A	85	2,842
Microchip Technology	50	1,816
Micron Technology*	70	777
Netlogic Microsystems*	55	1,986
NVIDIA*	1,162	42,111
QLogic*	230	3,093
Samsung Electronics GDR 144A	25	7,828
Semtech*	40	819
Silicon Laboratories*	30	1,253
SiRF Technology Holdings*	169	3,608
Texas Instruments	59	2,159
Zoran*	103	2,081
Total Electronic Components-Semiconductors		98,624
Electronic Design Automation — 0.1%		
Comtech Group*	115	2,094
Magma Design Automation*	80	1,126
Synplicity*	495	3,089
Total Electronic Design Automation		6,309

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
Electronic Forms — 0.3%		
Adobe Systems*	435	$ 18,992
Total Electronic Forms		18,992
Electronic Measuring Instruments — 0.2%		
Agilent Technologies*	200	7,376
Itron*	23	2,141
Total Electronic Measuring Instruments		9,517
Electronic Parts Distribution — 0.2%		
Arrow Electronics*	200	8,504
Total Electronic Parts Distribution		8,504
Electronic Security Devices — 0.0%		
Taser International*	85	1,334
Total Electronic Security Devices		1,334
Electronics-Military — 0.1%		
EDO	33	1,848
L-3 Communications Holdings	60	6,129
Total Electronics-Military		7,977
Energy-Alternate Sources — 0.1%		
Covanta Holding*	300	7,353
Total Energy-Alternate Sources		7,353
Engineering/R&D Services — 0.6%		
Fluor	95	13,678
McDermott International*	350	18,928
Total Engineering/R&D Services		32,606
Engines-Internal Combustion — 0.3%		
Cummins	140	17,905
Total Engines-Internal Combustion		17,905
Enterprise Software/Services — 0.8%		
BMC Software*	400	12,492
Novell*	200	1,528
Oracle*	745	16,129
PROS Holdings*	103	1,243
Sybase*	400	9,252
Taleo, Cl A*	48	1,220
Ultimate Software Group*	45	1,571
Total Enterprise Software/Services		43,435
Entertainment Software — 0.1%		
Activision*	210	4,534
Electronic Arts*	11	616
THQ*	50	1,249
Total Entertainment Software		6,399
Fiduciary Banks — 0.5%		
Bank of New York Mellon	238	10,505
Northern Trust	150	9,941
State Street	80	5,453
Total Fiduciary Banks		25,899

Description	Shares	Value
Filtration/Separation Products — 0.1%		
Pall	200	$ 7,780
Total Filtration/Separation Products		7,780
Finance-Commercial — 0.0%		
CIT Group	10	402
Total Finance-Commercial		402
Finance-Consumer Loans — 0.3%		
First Marblehead	33	1,252
Nelnet, Cl A	136	2,481
SLM	238	11,821
Total Finance-Consumer Loans		15,554
Finance-Credit Card — 0.2%		
American Express	155	9,202
Discover Financial Services*	30	624
Total Finance-Credit Card		9,826
Finance-Investment Banker/Broker — 1.2%		
Bear Stearns	58	7,123
Charles Schwab	265	5,724
Citigroup	254	11,854
Cowen*	196	2,709
Greenhill	20	1,221
JPMorgan Chase	378	17,320
Knight Capital Group, Cl A*	50	598
Lehman Brothers Holdings	235	14,506
MF Global*	30	870
optionsXpress Holdings	84	2,196
Piper Jaffray*	20	1,072
Total Finance-Investment Banker/Broker		65,193
Finance-Mortgage Loan/Banker — 0.1%		
Freddie Mac	70	4,131
Total Finance-Mortgage Loan/Banker		4,131
Finance-Other Services — 0.2%		
Asset Acceptance Capital	412	4,779
FCStone Group*	33	1,065
GFI Group*	20	1,722
NASDAQ Stock Market*	85	3,203
Total Finance-Other Services		10,769
Financial Guarantee Insurance — 0.0%		
AMBAC Financial Group	20	1,258
Total Financial Guarantee Insurance		1,258
Food-Dairy Products — 0.2%		
Dean Foods	150	3,837
Wimm-Bill-Dann Foods ADR	45	4,920
Total Food-Dairy Products		8,757
Food-Meat Products — 0.1%		
Tyson Foods, Cl A	344	6,140
Total Food-Meat Products		6,140

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
Food-Miscellaneous/Diversified — 0.3%		
Kraft Foods, Cl A	133	$ 4,590
Sara Lee	800	13,352
SunOpta*	55	797
Total Food-Miscellaneous/Diversified		18,739
Food-Retail — 0.1%		
Kroger	70	1,996
X5 Retail Group GDR*	90	3,065
Total Food-Retail		5,061
Food-Wholesale/Distribution — 0.0%		
United Natural Foods*	50	1,361
Total Food-Wholesale/Distribution		1,361
Footwear & Related Apparel — 0.0%		
Skechers U.S.A., Cl A*	83	1,834
Total Footwear & Related Apparel		1,834
Forestry — 0.2%		
Plum Creek Timber	250	11,190
Total Forestry		11,190
Gambling (Non-Hotel) — 0.0%		
Pinnacle Entertainment*	67	1,824
Total Gambling (Non-Hotel)		1,824
Gas-Distribution — 0.0%		
WGL Holdings	30	1,017
Total Gas-Distribution		1,017
Hazardous Waste Disposal — 0.1%		
Stericycle*	90	5,144
Total Hazardous Waste Disposal		5,144
Health Care Cost Containment — 0.2%		
McKesson	157	9,230
Total Health Care Cost Containment		9,230
Hospital Beds/Equipment — 0.1%		
Kinetic Concepts*	100	5,628
Total Hospital Beds/Equipment		5,628
Hotels & Motels — 0.1%		
Hilton Hotels	3	140
Lodgian*	133	1,569
Marriott International, Cl A	70	3,043
Morgans Hotel Group*	30	653
Wyndham Worldwide	40	1,310
Total Hotels & Motels		6,715
Human Resources — 0.6%		
Hewitt Associates, Cl A*	556	19,488
Hudson Highland Group*	103	1,311
Manpower	100	6,435

Description	Shares	Value
Human Resources — continued		
Monster Worldwide*	100	$ 3,406
Total Human Resources		30,640
Import/Export — 0.0%		
Castle Brands*	70	308
Total Import/Export		308
Independent Power Producer — 0.1%		
Calpine*	360	544
Mirant*	37	1,505
Reliant Energy*	25	640
Total Independent Power Producer		2,689
Industrial Audio & Video Products — 0.0%		
SRS Labs*	97	711
Total Industrial Audio & Video Products		711
Industrial Automation/Robot — 0.1%		
Cognex	50	888
Rockwell Automation	100	6,951
Total Industrial Automation/Robot		7,839
Industrial Gases — 0.6%		
Praxair	385	32,248
Total Industrial Gases		32,248
Instruments-Scientific — 0.2%		
PerkinElmer	450	13,144
Total Instruments-Scientific		13,144
Insurance Brokers — 0.1%		
eHealth*	45	1,247
Marsh & McLennan	120	3,060
Total Insurance Brokers		4,307
Internet Application Software — 0.1%		
CryptoLogic	103	2,060
DealerTrack Holdings*	98	4,104
Vocus*	28	819
Total Internet Application Software		6,983
Internet Content-Information/News — 0.0%		
Baidu.com ADR*	5	1,448
Total Internet Content-Information/News		1,448
Internet Financial Services — 0.1%		
Authorize.net Holdings*	155	2,733
Online Resources*	155	1,959
Total Internet Financial Services		4,692
Internet Infrastructure Software — 0.1%		
F5 Networks*	80	2,975
Radvision*	29	509
Total Internet Infrastructure Software		3,484

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
Internet Security — 0.1%		
Checkfree*	11	$ 512
Symantec*	320	6,202
Total Internet Security		6,714
Investment Companies — 0.0%		
KKR Financial Holdings	28	472
Total Investment Companies		472
Investment Management/Advisory Services — 0.3%		
Affiliated Managers Group*	30	3,825
Franklin Resources	80	10,200
T Rowe Price Group	55	3,063
Total Investment Management/Advisory Services		17,088
Lasers-Systems/Components — 0.1%		
Electro Scientific Industries*	126	3,019
Total Lasers-Systems/Components		3,019
Life/Health Insurance — 0.2%		
Cigna	250	13,322
Total Life/Health Insurance		13,322
Linen Supply & Related Items — 0.0%		
Cintas	28	1,039
Total Linen Supply & Related Items		1,039
Machine Tools & Related Products — 0.2%		
Kennametal	150	12,597
Total Machine Tools & Related Products		12,597
Machinery-Construction & Mining — 0.2%		
Terex*	133	11,840
Total Machinery-Construction & Mining		11,840
Machinery-Farm — 0.2%		
Deere	60	8,905
Total Machinery-Farm		8,905
Machinery-General Industry — 0.1%		
Manitowoc	100	4,428
Wabtec	100	3,746
Total Machinery-General Industry		8,174
Machinery-Print Trade — 0.0%		
Zebra Technologies, Cl A*	19	693
Total Machinery-Print Trade		693
Medical Imaging Systems — 0.0%		
IRIS International*	49	941
Total Medical Imaging Systems		941
Medical Information Systems — 0.3%		
Cerner*	290	17,345
IMS Health	55	1,685
Total Medical Information Systems		19,030

Description	Shares	Value
Medical Instruments — 0.5%		
Abaxis*	40	$ 898
Conceptus*	116	2,202
Intuitive Surgical*	40	9,200
Medtronic	130	7,333
Natus Medical*	239	3,810
Symmetry Medical*	239	3,991
Total Medical Instruments		27,434
Medical Labs & Testing Services — 0.2%		
Covance*	25	1,947
Laboratory Corp of America Holdings*	100	7,823
MDS	30	647
Quest Diagnostics	12	693
Total Medical Labs & Testing Services		11,110
Medical Laser Systems — 0.0%		
Cynosure, Cl A*	40	1,476
Total Medical Laser Systems		1,476
Medical Products — 0.4%		
Baxter International	184	10,355
Covidien*	38	1,577
Henry Schein*	65	3,955
Orthofix International*	63	3,085
Syneron Medical*	83	1,962
Total Medical Products		20,934
Medical-Biomedical/Genetic — 0.3%		
Alexion Pharmaceuticals*	15	977
Cambrex	53	577
Celgene*	83	5,919
Invitrogen*	13	1,063
Keryx Biopharmaceuticals*	110	1,093
Lifecell*	60	2,254
Martek Biosciences*	83	2,410
Total Medical-Biomedical/Genetic		14,293
Medical-Drugs — 1.7%		
Angiotech Pharmaceuticals*	1,074	6,734
Aspreva Pharmaceuticals*	103	2,114
Axcan Pharma*	176	3,655
Bristol-Myers Squibb	358	10,318
Forest Laboratories*	29	1,081
Indevus Pharmaceuticals*	150	1,036
Medicis Pharmaceutical, Cl A	25	763
Pfizer	919	22,451
Schering-Plough	947	29,954
Valeant Pharmaceuticals International*	166	2,570
Wyeth	308	13,721
Total Medical-Drugs		94,397
Medical-Generic Drugs — 0.0%		
Perrigo	73	1,559
Total Medical-Generic Drugs		1,559
Medical-HMO — 0.5%		
Humana*	23	1,607
Magellan Health Services*	19	771

Old Mutual VA Asset Allocation Moderate Growth Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
Medical-HMO — continued		
UnitedHealth Group	206	$ 9,977
WellPoint*	186	14,679
Total Medical-HMO		27,034
Medical-Hospitals — 0.1%		
Universal Health Services, Cl B	100	5,442
Total Medical-Hospitals		5,442
Medical-Nursing Homes — 0.0%		
Skilled Healthcare Group, Cl A*	70	1,103
Total Medical-Nursing Homes		1,103
Medical-Outpatient/Home Medical — 0.0%		
Lincare Holdings*	71	2,602
Total Medical-Outpatient/Home Medical		2,602
Medical-Wholesale Drug Distributors — 0.2%		
AmerisourceBergen	254	11,514
Cardinal Health	19	1,188
Total Medical-Wholesale Drug Distributors		12,702
Metal Processors & Fabricators — 0.5%		
Commercial Metals	150	4,747
Haynes International*	40	3,415
Ladish*	50	2,774
Precision Castparts	45	6,659
Sterlite Industries ADR*	500	9,250
Total Metal Processors & Fabricators		26,845
Metal-Aluminum — 0.1%		
Alcoa	80	3,130
Total Metal-Aluminum		3,130
Miscellaneous Manufacturing — 0.1%		
Trimas*	269	3,570
Total Miscellaneous Manufacturing		3,570
Motion Pictures & Services — 0.0%		
Macrovision*	71	1,749
Total Motion Pictures & Services		1,749
Multi-Line Insurance — 1.2%		
Allstate	135	7,721
American International Group	176	11,907
Cincinnati Financial	200	8,662
Hartford Financial Services Group	95	8,792
Loews	172	8,316
MetLife	125	8,716
XL Capital, Cl A	161	12,751
Total Multi-Line Insurance		66,865
Multimedia — 0.0%		
Gemstar-TV Guide International*	272	1,893
Total Multimedia		1,893

Description	Shares	Value
Networking Products — 0.8%		
Atheros Communications*	25	$ 749
Cisco Systems*	1,100	36,421
Foundry Networks*	30	533
Juniper Networks*	110	4,027
Switch & Data Facilities*	70	1,141
Total Networking Products		42,871
Non-Ferrous Metals — 0.3%		
Cameco	350	16,184
Total Non-Ferrous Metals		16,184
Non-Hazardous Waste Disposal — 0.2%		
Allied Waste Industries*	500	6,375
Waste Management	155	5,850
Total Non-Hazardous Waste Disposal		12,225
Office Automation & Equipment — 0.1%		
Pitney Bowes	117	5,314
Total Office Automation & Equipment		5,314
Oil & Gas Drilling — 0.1%		
Diamond Offshore Drilling	30	3,399
Rowan	16	585
Total Oil & Gas Drilling		3,984
Oil Companies-Exploration & Production — 1.6%		
Arena Resources*	20	1,310
ATP Oil & Gas*	40	1,881
CNOOC ADR	100	16,643
Denbury Resources*	50	2,235
EnCana	115	7,113
Gazprom ADR	50	2,196
Harvest Natural Resources*	319	3,809
Murphy Oil	42	2,935
Newfield Exploration*	150	7,224
NovaTek GDR	80	4,182
Occidental Petroleum	255	16,340
Parallel Petroleum*	80	1,359
Southwestern Energy*	370	15,484
Stone Energy*	93	3,721
Ultra Petroleum*	30	1,861
Total Oil Companies-Exploration & Production		88,293
Oil Companies-Integrated — 1.7%		
Chevron	95	8,890
ConocoPhillips	188	16,501
Exxon Mobil	421	38,968
Hess	150	9,979
Marathon Oil	95	5,417
Petroleo Brasileiro ADR	160	12,080
Total Oil Companies-Integrated		91,835
Oil Field Machinery & Equipment — 0.3%		
Dresser-Rand Group*	60	2,563
FMC Technologies*	45	2,595
Grant Prideco*	60	3,271
National Oilwell Varco*	50	7,225
T-3 Energy Services*	55	2,345
Total Oil Field Machinery & Equipment		17,999

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio

September 30, 2007 (Unaudited)

Description	Shares	Value
Oil Refining & Marketing — 0.1%		
Tesoro	100	$ 4,602
Total Oil Refining & Marketing		4,602
Oil-Field Services — 0.9%		
Exterran Holdings*	24	1,928
Helix Energy Solutions Group*	125	5,307
Key Energy Services*	226	3,842
Schlumberger	325	34,125
W-H Energy Services*	25	1,844
Total Oil-Field Services		47,046
Paper & Related Products — 0.3%		
Abitibi-Consolidated*	2,483	4,345
Bowater	143	2,134
Domtar*	700	5,740
MeadWestvaco	18	531
Neenah Paper	40	1,324
Smurfit-Stone Container*	100	1,168
Total Paper & Related Products		15,242
Pharmacy Services — 0.2%		
Medco Health Solutions*	97	8,768
Omnicare	20	662
Total Pharmacy Services		9,430
Physical Practice Management — 0.2%		
Pediatrix Medical Group*	150	9,813
Total Physical Practice Management		9,813
Physical Therapy/Rehabilitation Centers — 0.1%		
Psychiatric Solutions*	100	3,928
Total Physical Therapy/Rehabilitation Centers		3,928
Pipelines — 0.7%		
El Paso	594	10,080
Oneok	300	14,220
Questar	100	5,253
Spectra Energy	268	6,561
Total Pipelines		36,114
Platinum — 0.0%		
Stillwater Mining*	140	1,441
Total Platinum		1,441
Pollution Control — 0.0%		
Fuel Tech*	25	552
Total Pollution Control		552
Printing-Commercial — 0.2%		
RR Donnelley & Sons	292	10,675
Valassis Communications*	100	892
VistaPrint*	40	1,495
Total Printing-Commercial		13,062
Private Corrections — 0.0%		
Geo Group*	40	1,184
Total Private Corrections		1,184

Description	Shares	Value
Property/Casualty Insurance — 0.8%		
Arch Capital Group*	150	$ 11,162
Safeco	250	15,305
Travelers	160	8,054
WR Berkley	300	8,889
Total Property/Casualty Insurance		43,410
Publishing-Books — 0.0%		
Scholastic*	10	349
Total Publishing-Books		349
Publishing-Newspapers — 0.1%		
Dolan Media*	50	1,215
Gannett	79	3,452
Total Publishing-Newspapers		4,667
Publishing-Periodicals — 0.0%		
Playboy Enterprises, Cl B*	229	2,459
Total Publishing-Periodicals		2,459
Quarrying — 0.0%		
Vulcan Materials	1	89
Total Quarrying		89
Radio — 0.0%		
Radio One, Cl D*	232	865
Total Radio		865
Real Estate Management/Services — 0.1%		
CB Richard Ellis Group, Cl A*	230	6,403
Total Real Estate Management/Services		6,403
Real Estate Operation/Development — 0.0%		
St. Joe	25	840
Total Real Estate Operation/Development		840
Recreational Centers — 0.1%		
Life Time Fitness*	45	2,760
Total Recreational Centers		2,760
Reinsurance — 1.0%		
Allied World Assurance Holdings	16	831
Aspen Insurance Holdings	230	6,420
Berkshire Hathaway, Cl B*	2	7,904
Endurance Specialty Holdings	53	2,202
Everest Re Group	13	1,433
Montpelier Re Holdings	299	5,292
PartnerRe	200	15,798
Platinum Underwriters Holdings	43	1,546
RenaissanceRe Holdings	200	13,082
Validus Holdings*	134	3,248
Total Reinsurance		57,756
REITs-Apartments — 0.3%		
AvalonBay Communities	58	6,847
BRE Properties	57	3,188
Camden Property Trust	62	3,983
Equity Residential	82	3,474

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio

September 30, 2007 (Unaudited)

Description	Shares	Value
REITs-Apartments — continued		
GMH Communities Trust	73	$ 566
Total REITs-Apartments		18,058
REITs-Diversified — 0.3%		
CapitalSource	54	1,093
Colonial Properties Trust	61	2,092
Digital Realty Trust	61	2,403
PS Business Parks	17	967
Vornado Realty Trust	83	9,076
Total REITs-Diversified		15,631
REITs-Health Care — 0.2%		
Health Care	71	3,141
Nationwide Health Properties	113	3,405
Ventas	80	3,312
Total REITs-Health Care		9,858
REITs-Hotels — 0.3%		
DiamondRock Hospitality	154	2,681
FelCor Lodging Trust	130	2,591
Host Hotels & Resorts	281	6,305
LaSalle Hotel Properties	72	3,030
Total REITs-Hotels		14,607
REITs-Manufactured Homes — 0.0%		
Equity Lifestyle Properties	13	673
Total REITs-Manufactured Homes		673
REITs-Mortgage — 0.1%		
Annaly Capital Management	59	940
MFA Mortgage Investments	279	2,246
Total REITs-Mortgage		3,186
REITs-Office Property — 0.5%		
American Financial Realty Trust	266	2,141
BioMed Realty Trust	97	2,338
Boston Properties	114	11,845
Corporate Office Properties	85	3,538
Highwoods Properties	64	2,347
Kilroy Realty	37	2,243
SL Green Realty	45	5,255
Total REITs-Office Property		29,707
REITs-Regional Malls — 0.4%		
CBL & Associates Properties	54	1,893
General Growth Properties	102	5,469
Simon Property Group	125	12,500
Taubman Centers	62	3,394
Total REITs-Regional Malls		23,256
REITs-Shopping Centers — 0.3%		
Acadia Realty Trust	63	1,709
Federal Realty Investment Trust	43	3,810
Kimco Realty	101	4,566
Kite Realty Group Trust	84	1,579
Regency Centers	63	4,835

Description	Shares	Value
REITs-Shopping Centers — continued		
Tanger Factory Outlet Centers	30	$ 1,218
Total REITs-Shopping Centers		17,717
REITs-Storage — 0.1%		
Public Storage	86	6,764
Total REITs-Storage		6,764
REITs-Warehouse/Industrial — 0.2%		
AMB Property	89	5,323
Prologis	96	6,370
Total REITs-Warehouse/Industrial		11,693
Rental Auto/Equipment — 0.1%		
Avis Budget Group*	35	801
H&E Equipment Services*	93	1,672
RSC Holdings*	65	1,066
Total Rental Auto/Equipment		3,539
Retail-Apparel/Shoe — 0.5%		
Abercrombie & Fitch, Cl A	150	12,105
Footstar	226	1,040
Kenneth Cole Productions, Cl A	93	1,801
Men's Wearhouse	200	10,104
Syms	156	2,342
Total Retail-Apparel/Shoe		27,392
Retail-Automobile — 0.1%		
Group 1 Automotive	83	2,786
Total Retail-Automobile		2,786
Retail-Building Products — 0.1%		
Home Depot	115	3,731
Total Retail-Building Products		3,731
Retail-Computer Equipment — 0.2%		
GameStop, Cl A*	150	8,452
Total Retail-Computer Equipment		8,452
Retail-Discount — 0.2%		
Wal-Mart Stores	194	8,468
Total Retail-Discount		8,468
Retail-Drug Store — 0.8%		
CVS Caremark	670	26,552
Rite Aid*	1,400	6,468
Walgreen	190	8,976
Total Retail-Drug Store		41,996
Retail-Major Department Store — 0.2%		
JC Penney	170	10,773
Total Retail-Major Department Store		10,773
Retail-Office Supplies — 0.1%		
Office Depot*	115	2,371
OfficeMax	20	686
Total Retail-Office Supplies		3,057

Old Mutual VA Asset Allocation Moderate Growth Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
Retail-Pet Food & Supplies — 0.1%		
PetSmart	105	$ 3,350
Total Retail-Pet Food & Supplies		3,350
Retail-Propane Distributors — 0.1%		
Star Gas Partners LP*	1,325	6,015
Total Retail-Propane Distributors		6,015
Retail-Restaurants — 0.0%		
BJ's Restaurants*	30	632
Total Retail-Restaurants		632
Retail-Sporting Goods — 0.1%		
Dick's Sporting Goods*	30	2,015
Zumiez*	28	1,242
Total Retail-Sporting Goods		3,257
Retail-Video Rental — 0.0%		
Blockbuster, Cl A*	96	516
Total Retail-Video Rental		516
S&L/Thrifts-Eastern US — 0.0%		
Brookline Bancorp	196	2,272
Total S&L/Thrifts-Eastern US		2,272
S&L/Thrifts-Western US — 0.2%		
Washington Federal	450	11,817
Total S&L/Thrifts-Western US		11,817
Schools — 0.2%		
Capella Education*	40	2,236
ITT Educational Services*	30	3,651
Learning Tree International*	199	3,534
New Oriental Education & Technology Group ADR*	10	666
Strayer Education	17	2,867
Total Schools		12,954
Semiconductor Components-Integrated Circuits — 0.6%		
Cypress Semiconductor*	25	730
Emulex*	90	1,725
Marvell Technology Group*	400	6,548
Maxim Integrated Products	816	23,950
Taiwan Semiconductor Manufacturing ADR	5	51
Total Semiconductor Components-Integrated Circuits		33,004
Semiconductor Equipment — 0.2%		
Applied Materials	130	2,691
Brooks Automation*	103	1,467
Novellus Systems*	20	545
Tessera Technologies*	63	2,363
Ultratech*	106	1,469
Varian Semiconductor Equipment Associates*	70	3,746
Total Semiconductor Equipment		12,281

Description	Shares	Value
Software Tools — 0.0%		
VMware, Cl A*	15	$ 1,275
Total Software Tools		1,275
Specified Purpose Acquisition — 0.0%		
Marathon Acquisition*	70	658
Total Specified Purpose Acquisition		658
Steel Pipe & Tube — 0.1%		
Mueller Water Products, Cl A	53	657
TMK GDR	165	6,814
Total Steel Pipe & Tube		7,471
Steel-Producers — 0.1%		
Nucor	63	3,747
Severstal GDR	150	3,180
Total Steel-Producers		6,927
Steel-Specialty — 0.4%		
Allegheny Technologies	180	19,791
Total Steel-Specialty		19,791
Super-Regional Banks-US — 0.6%		
Bank of America	265	13,322
Capital One Financial	210	13,950
Wells Fargo	231	8,228
Total Super-Regional Banks-US		35,500
Telecommunications Equipment — 0.1%		
OpNext*	91	1,055
Plantronics	103	2,941
Tollgrade Communications*	156	1,579
Total Telecommunications Equipment		5,575
Telecommunications Equipment-Fiber Optics — 0.0%		
JDS Uniphase*	87	1,302
Total Telecommunications Equipment-Fiber Optics		1,302
Telecommunications Services — 0.6%		
Amdocs*	223	8,293
Cbeyond*	26	1,061
Embarq	200	11,120
MasTec*	156	2,195
Orbcomm*	174	1,310
RCN*	176	2,165
Time Warner Telecom, Cl A*	290	6,371
Total Telecommunications Services		32,515
Telephone-Integrated — 0.8%		
AT&T	602	25,471
IDT, Cl B	226	1,892
Level 3 Communications*	290	1,348
Verizon Communications	360	15,941
Total Telephone-Integrated		44,652
Television — 0.0%		
Sinclair Broadcast Group, Cl A	93	1,120
Total Television		1,120

Old Mutual VA Asset Allocation Moderate Growth Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
Textile-Home Furnishings — 0.1%		
Mohawk Industries*	100	$ 8,130
Total Textile-Home Furnishings		8,130
Theaters — 0.0%		
National CineMedia	50	1,120
Total Theaters		1,120
Therapeutics — 0.5%		
Gilead Sciences*	550	22,478
ImClone Systems*	18	744
Medicines*	128	2,280
Theravance*	70	1,826
Warner Chilcott, Cl A*	50	889
Total Therapeutics		28,217
Tobacco — 0.7%		
Altria Group	253	17,591
Imperial Tobacco Group ADR	179	16,425
UST	146	7,242
Total Tobacco		41,258
Tools-Hand Held — 0.2%		
Stanley Works	167	9,374
Total Tools-Hand Held		9,374
Transactional Software — 0.1%		
Innerworkings*	139	2,395
VeriFone Holdings*	45	1,995
Total Transactional Software		4,390
Transport-Air Freight — 0.0%		
ABX Air*	206	1,458
Total Transport-Air Freight		1,458
Transport-Equipment & Leasing — 0.1%		
GATX	30	1,282
Genesis Lease ADR	136	3,384
Greenbrier	20	534
Total Transport-Equipment & Leasing		5,200
Transport-Marine — 0.1%		
Overseas Shipholding Group	100	7,683
Total Transport-Marine		7,683
Transport-Rail — 0.4%		
Burlington Northern Santa Fe	113	9,172
Canadian Pacific Railway	100	7,029
CSX	100	4,273
Union Pacific	2	226
Total Transport-Rail		20,700
Transport-Services — 0.1%		
Expeditors International Washington	55	2,602
FedEx	15	1,571
Total Transport-Services		4,173

Description	Shares	Value
Veterinary Diagnostics — 0.0%		
VCA Antech*	50	$ 2,088
Total Veterinary Diagnostics		2,088
Vitamins & Nutrition Products — 0.1%		
Herbalife	120	5,455
Total Vitamins & Nutrition Products		5,455
Web Hosting/Design — 0.1%		
Equinix*	65	5,765
Total Web Hosting/Design		5,765
Web Portals/ISP — 0.7%		
Google, Cl A*	63	35,738
Sina*	30	1,436
Total Web Portals/ISP		37,174
Wireless Equipment — 0.8%		
American Tower, Cl A*	695	30,260
Aruba Networks*	49	980
Globecomm Systems*	100	1,326
InterDigital*	140	2,909
Nokia ADR	260	9,862
Novatel Wireless*	34	770
RF Micro Devices*	70	471
Total Wireless Equipment		46,578
Wound, Burn & Skin Care — 0.0%		
Obagi Medical Products*	55	1,016
Total Wound, Burn & Skin Care		1,016
Total Common Stock		
(Cost $2,865,119)		3,176,034
FOREIGN COMMON STOCK — 20.5%		
Australia — 2.2%		
Ausenco	319	3,700
BHP Billiton	1,347	52,607
Leighton Holdings	897	40,793
QBE Insurance Group	650	19,427
Tattersall's	976	3,425
Total Australia		119,952
Belgium — 0.5%		
Dexia	936	28,338
Total Belgium		28,338
Brazil — 0.1%		
Banco do Brasil	200	3,368
Total Brazil		3,368
Canada — 0.5%		
Manulife Financial	100	4,124
Methanex	800	20,137
Teck Cominco, Cl B	100	4,748
Total Canada		29,009

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio

September 30, 2007 (Unaudited)

Description	Shares	Value
China — 0.2%		
Harbin Power Equipment, Cl H	2,000	$ 5,000
Industrial & Commercial Bank of China, Cl H	8,000	5,598
Total China		10,598
Denmark — 0.7%		
Norden	364	38,820
Total Denmark		38,820
France — 1.1%		
AXA	75	3,359
BNP Paribas	292	31,954
Camaieu*	40	17,776
Rallye Sa	106	7,563
Total France		60,652
Germany — 1.3%		
Allianz SE	160	37,268
Norddeutsche Affinerie	48	2,105
ThyssenKrupp	466	29,617
United Internet	325	7,306
Total Germany		76,296
Hong Kong — 0.3%		
China Infrastructure Machinery Holdings	1,000	2,309
China Mobile	500	8,204
Regal Hotels International Holdings	94,000	7,112
Total Hong Kong		17,625
Indonesia — 0.3%		
Astra International	2,500	5,260
Bank Rakyat Indonesia	17,500	12,617
Total Indonesia		17,877
Italy — 1.3%		
Enel	66	745
ENI	1,009	37,259
Fiat	1,197	36,157
Total Italy		74,161
Japan — 3.1%		
Alpine Electronics	300	4,408
. Oil	1,000	4,735
Daiichikosho	800	8,924
FUJIFILM Holdings	100	4,595
Inui Steamship	600	12,435
Kohnan Shoji	1,100	13,896
Leopalace21	600	19,623
Nippon Mining Holdings	1,500	14,958
Nippon Steel	1,000	7,169
Nippon Telegraph & Telephone	4	18,588
Pacific Management	1	1,236
Sumitomo Pipe & Tube	2,000	15,357
Tokyo Leasing	200	1,920
Toyota Motor	700	40,957
Total Japan		168,801

Description	Shares	Value
Luxembourg — 0.2%		
Millicom International Cellular*	100	$ 8,390
Total Luxembourg		8,390
Malaysia — 0.1%		
SP Setia	1,400	3,614
WCT Engineering	1,733	3,910
Total Malaysia		7,524
Netherlands — 1.6%		
ING Groep	831	36,928
Royal Dutch Shell, Cl A	1,222	50,343
Total Netherlands		87,271
New Zealand — 0.6%		
Fletcher Building	3,262	31,333
Total New Zealand		31,333
Norway — 0.1%		
Tandberg	226	5,430
Total Norway		5,430
Philippines — 0.2%		
Ayala	828	10,050
Union Bank of Philippines	2,100	2,546
Total Philippines		12,596
Russia — 0.2%		
OGK	1,173	183
Sberbank	2,000	8,334
TGK	38,745	42
Unified Energy System*	2,850	3,456
Total Russia		12,015
Singapore — 0.7%		
Jardine Cycle & Carriage	2,000	24,844
Swiber Holdings*	6,000	13,943
Total Singapore		38,787
South Africa — 0.3%		
Anglo Platinum	24	3,645
MTN Group	530	8,061
Truworths International	600	2,765
Total South Africa		14,471
Spain — 0.6%		
Banco Bilbao Vizcaya Argentaria	1,269	29,764
Banco Santander Central Hispano	173	3,369
Total Spain		33,133
Sweden — 1.2%		
Beijer Alma	300	4,304
Skandinaviska Enskilda Banken, Cl A	800	26,002
Svenska Handelsbanken, Cl A	600	18,567
Volvo, Cl B	1,049	18,214
Total Sweden		67,087

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio
September 30, 2007 (Unaudited)

Description	Shares/Face Amount		Value
Switzerland — 0.6%			
Zurich Financial Services	106	$	31,783
Total Switzerland			31,783
Thailand — 0.1%			
Kasikornbank	2,200		5,191
Total Thailand			5,191
Turkey — 0.1%			
Asya Katilim Bankasi*	350		2,862
BIM Birlesik Magazalar	40		3,320
Total Turkey			6,182
United Kingdom — 2.3%			
AstraZeneca	573		28,682
BHP Billiton	87		3,113
BT Group	4,902		30,760
Chaucer Holdings	156		314
CSR*	35		461
Eurocastle Investment	10		345
Game Group	3,265		12,814
J Sainsbury	302		3,570
Reckitt Benckiser	557		32,658
Royal Bank of Scotland Group	1,191		12,852
Total United Kingdom			125,569
Total Foreign Common Stock			
(Cost $1,007,339)			1,132,259
INVESTMENT COMPANY — 3.6%			
Index Fund – Growth - Small Cap — 0.1%			
iShares Russell 2000 Growth Index Fund*	61		5,194
Total Index Fund – Growth - Small Cap			5,194
Index Fund – Value - Small Cap — 3.5%			
iShares S&P SmallCap 600 Value Index Fund*	2,600		196,143
Total Index Fund - Value - Small Cap			196,143
Total Investment Company			
(Cost $202,807)			201,337
U.S. GOVERNMENT AGENCY OBLIGATIONS — 5.0%			
Federal National Mortgage Association			
5.000%, 05/01/37	$ 74,106		70,688
5.500%, 01/01/37	141,049		138,182
6.000%, 01/01/37	66,219		66,329
Total U.S. Government Agency Obligations			
(Cost $278,225)			275,199
CORPORATE BONDS — 3.4%			
Apache			
5.250%, 04/15/13	10,000		9,944

Description	Face Amount		Value
CORPORATE BONDS — CONTINUED			
Astrazeneca			
6.450%, 09/15/37	$ 5,000	$	5,184
5.400%, 09/15/12	10,000		10,079
Bank One			
5.900%, 11/15/11	25,000		25,453
Comcast			
5.300, 01/15/14	25,000		24,272
ERP Operating			
5.125%, 03/15/16	25,000		23,170
General Mills			
5.650%, 09/10/12	5,000		5,045
Goldman Sachs Group			
6.750%, 10/01/37	5,000		5,025
Lehman Brothers Holdings, MTN			
6.200%, 09/26/14	5,000		5,020
Marathon Oil			
6.600%, 10/01/37	5,000		5,162
PepsiCo			
5.150%, 05/15/12	5,000		5,051
PSEG Power			
7.750%, 04/15/11	25,000		26,769
SBC Communications			
5.100%, 09/15/14	25,000		24,191
Starbucks			
6.250, 08/15/17	5,000		5,044
Tyco Electronics 144A			
6.550%, 10/01/17	5,000		5,062
Weatherford International 144A			
5.950%, 06/15/12	5,000		5,098
Total Corporate Bonds			
(Cost $188,363)			189,569
MORTGAGE RELATED — 0.2%			
Chase Issuance Trust, Ser 2007-A15, Cl A			
4.960%, 09/17/12	10,000		9,999
Total Mortgage Related			
(Cost $9,999)			9,999
FOREIGN BOND — 2.9%			
Deutschland Republic, Ser 3 (EUR)			
4.500%, 01/04/13	111,500		161,278
Total Foreign Bond			
(Cost $148,947)			161,278
U.S. TREASURY OBLIGATIONS — 4.7%			
U.S. Treasury Notes			
4.875%, 08/15/09	$ 35,000		35,563
4.875%, 07/31/11	90,000		92,384
4.750%, 05/15/14	40,000		40,900
4.750%, 08/15/17	20,000		20,275
4.625%, 11/15/09	65,000		65,843
4.125%, 08/31/12	5,000		4,981
Total U.S. Treasury Obligations			
(Cost $256,088)			259,946

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
MONEY MARKET FUND — 2.6%		
Evergreen Select Money Market Fund, Institutional Class, 5.250% (A)	142,392	$ 142,392
Total Money Market Fund		
(Cost $142,392)		142,392
WARRANTS — 0.4%		
Bharat Heavy Electricals 144A, expires 05/12/08*	60	3,076
Grasim Industries 144A, expires 05/22/09*	50	4,427
IVRCL Infrastructures & Projects 144A, expires 11/17/08*	450	4,794
Maruti Suzuki India 144A, expires 09/03/12*	245	6,176
Nicholas Piramal India 144A, expires 10/26/09*	800	5,674
Total Warrants		
(Cost $20,125)		24,147
Total Investments — 100.8% †		
(Cost $5,119,404)		5,572,160
Other Assets and Liabilities, Net — (0.8%)		(46,241)
Total Net Assets — 100.0%		$ 5,525,919

* Non-income producing security.

(A) — The rate reported on the Schedule of Investments represents the 7-day effective yield as of September 30, 2007.

144A — Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration normally to qualified institutions. On September 30, 2007, the value of these securities amounted to $42,135, representing 0.76% of the net assets of the Fund.

ADR — American Depositary Receipt
Cl — Class
EUR — Euro
GDR — Global Depositary Receipt
HMO — Health Maintenance Organization
ISP — Internet Service Provider
LP — Limited Partnership
MTN — Medium Term Note
R&D — Research and Development
REITs — Real Estate Investment Trusts
S&L — Savings and Loan
Ser — Series

† At September 30, 2007, the tax basis cost of the Fund's investments was $5,119,404, and the unrealized appreciation and depreciation were $579,440 and $(126,684), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio
September 30, 2007 (Unaudited)

As of September 30, 2007, the Fund had the following forward foreign currency contract outstanding:

Settlement Date		Currency to Deliver		Currency to Receive	Unrealized Depreciation
12/11/2007	EUR	(114,971)	USD	157,006	$(7,161)

EUR — Euro
USD — U.S. Dollar